Table of Contents

2	Financial Highlights

5	Management’s Discussion and Analysis

46	Management’s Responsibility for Financial Statements

47	Management’s Report on Internal Control Over Financial Reporting

48	Reports of Independent Registered Public Accounting Firm

51	Consolidated Statements of Financial Position

52	Consolidated Statements of Net Loss and Comprehensive Loss

53	Consolidated Statements of Changes in Shareholders’ Equity

54	Consolidated Statements of Cash Flows

55	Notes to the Consolidated Financial Statements

95	Directors and Officers

96	Corporate Information

Financial Highlights

(in CAD millions, except per share amounts)	Fiscal 2015	Fiscal 2014
Total revenue	$3,145.7	$3,424.5
Total same store sales (%)[1]	(2.3)%	(8.3)%
Total Core Retail same store sales (%)[1]	(0.6)%	(9.2)%
Adjusted EBITDA[1]	(160.5)	(122.4)
Net loss	(67.9)	(338.8)

	As at January 30, 2016	As at January 31, 2015
Cash	$313.9	$259.0
Working capital	543.0	522.0
Inventories	664.8	641.4
Total assets	1,633.2	1,774.1
Total long-term obligations, including principal payments on long-term obligations due within one year	24.2	28.1
Shareholders’ equity	554.2	570.8

	As at January 30, 2016	As at January 31, 2015
Per share of capital stock
Basic and diluted net loss	$(0.67)	$(3.32)
Shareholders’ equity	$5.44	$5.60

[1]
Total same store sales, Core Retail same store sales and Adjusted Loss Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) are operating performance and non-International Financial Reporting Standards (“IFRS”) measures, respectively. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA”.

•
Revenue was $3,145.7 million for the 52-week period ended January 30, 2016 (“Fiscal 2015”) compared to $3,424.5 million for the 52-week period ended January 31, 2015 (“Fiscal 2014”), a decrease of $278.8 million. The decrease was primarily attributable to sales declines in home décor, Craftsman®, Air & Water Products (“CAWP”), fitness & recreation, major appliances and all product categories in Apparel & Accessories, partially offset by increased sales in home furnishings. Services and other revenue decreased by $29.2 million, primarily due to reduced shipping fees on sales to customers through our Direct channel, reduced sales of extended warranty service contracts and the loss of rental revenue from the sale of shopping centre joint arrangements in Fiscal 2014. Commission and licensee revenue decreased by $21.2 million, primarily due to reduced revenues after the termination of the credit card marketing and servicing agreement with JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) in November 2015. Included in the total revenue decrease for Fiscal 2015 described above, was a decrease in our Direct channel of $97.8 million compared to Fiscal 2014, primarily due to a reduction in catalogues, pages within recurring catalogues and distribution, as well as shift in timing of distribution. Also included in the total revenue decrease for Fiscal 2015 described above, was the effect of store closures during and subsequent to Fiscal 2014, which negatively impacted revenue by $108.3 million.

•
Total same store sales decreased 2.3% compared to Fiscal 2014. Same store sales in our full-line and Sears Home stores combined (“Core Retail” stores) decreased by 0.6% compared to Fiscal 2014. Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA”.

•
Gross margin rate was 31.8% for Fiscal 2015 compared to 32.6% in Fiscal 2014. The decrease in gross margin rate was due primarily to the weakening Canadian dollar compared to the U.S. dollar resulting in reduced margins in home décor, home furnishings, CAWP, ranges, microwave, laundry, refrigerators, women’s apparel and footwear, partially offset by increased margins in fitness & recreation, floorcare, sewing, children’s wear and men’s wear. Excluding the negative impact of the weakening Canadian dollar in Fiscal 2015, the gross margin rate would have improved by 150 bps to 34.1% in Fiscal 2015 compared to 32.6% in Fiscal 2014. The Company has an active program in place to respond to the effects of the weaker Canadian dollar. This program is expected to continue to partially mitigate foreign exchange risk for 2016. Gross margin rate for Fiscal 2015 was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase, which negatively impacted the gross margin rate by 40 bps compared to Fiscal 2014.

•
Adjusted EBITDA in Fiscal 2015 was a loss of $160.5 million compared to a loss of $122.4 million in Fiscal 2014, an increase of $38.1 million. Adjusted EBITDA was negatively impacted by $71.9 million due to the weakening Canadian dollar compared to the U.S. dollar, $27.8 million due to reduced revenues and incremental expenses incurred after the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $10.8 million of costs incurred to update and modernize the Company’s loyalty program, $5.4 million in restructuring costs and the loss of $2.1 million in rental income from the sale of shopping centre joint arrangements. These negative impacts were partially offset by an increase of $25.7 million related to the closure of underperforming stores during and subsequent to Fiscal 2014 and a decrease of $5.9 million in loyalty point redemptions. Excluding the impact of these items, Adjusted EBITDA for Fiscal 2015 improved by $48.3 million compared to Fiscal 2014. Adjusted EBITDA is a non-IFRS measure. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA” regarding the use of non-IFRS measures and an explanation of the components of Adjusted EBITDA for the respective periods.

•	Basic and diluted net loss per common share was $0.67 in Fiscal 2015 compared to a basic and diluted net loss per common share of $3.32 for Fiscal 2014.

•
Total cash was $313.9 million as at January 30, 2016 compared to $259.0 million as at January 31, 2015. The increase of $54.9 million was primarily due to net proceeds received from the sale and leaseback transactions described in Note 27 “Gain on sale and leaseback transactions” of the Notes to the Consolidated Financial Statements for Fiscal 2015, proceeds from JPMorgan Chase arising on the sale of their portfolio of credit card accounts related to the Sears credit card and Sears Mastercard described in Note 28 “Gain on termination of credit card arrangement” of the Notes to the Consolidated Financial Statements for Fiscal 2015, and income tax refunds related to the reassessment of the taxation years 2006 to 2008 and the carry back of losses generated by the Company during Fiscal 2014. The impact of these increases was partially offset by cash used for operating activities and purchases of property, plant and equipment and intangible assets during Fiscal 2015.

Management’s Discussion and Analysis

Table of Contents

Five Year Summary

Quarterly Performance

1.    Company Performance

2.    Consolidated Financial Position, Liquidity and Capital Resources

3.    Financial Instruments

4.    Funding Costs

5.    Related Party Transactions

6.    Shareholders’ Equity

7.    Share Based Compensation

8.    Accounting Policies and Estimates

9.    Disclosure Controls and Procedures

10.    Risks and Uncertainties

Management’s Discussion and Analysis

“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries.

Management’s Discussion and Analysis (“MD&A”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the 52-week period ended January 30, 2016 (“Fiscal 2015” or “2015”). The 2014 fiscal year refers to the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”). The 2013 fiscal year refers to the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”). The fourth quarter unaudited results for Fiscal 2015, Fiscal 2014 and Fiscal 2013 reflect the 13-week periods ended January 30, 2016 (“Q4 2015”), January 31, 2015 (“Q4 2014”) and February 1, 2014 (“Q4 2013”), respectively. The third quarter unaudited results for Fiscal 2015 and Fiscal 2014 reflect the 13-week periods ended October 31, 2015 (“Q3 2015”) and November 1, 2014 (“Q3 2014”), respectively. The second quarter unaudited results for Fiscal 2015 and Fiscal 2014 reflect the 13-week periods ended August 1, 2015 (“Q2 2015”) and August 2, 2014 (“Q2 2014”), respectively. The first quarter unaudited results for Fiscal 2015 and Fiscal 2014 reflect the 13-week periods ended May 2, 2015 (“Q1 2015”) and May 3, 2014 (“Q1 2014”), respectively. The 2016 fiscal year refers to the 52-week period ending January 28, 2017 (“Fiscal 2016” or “2016”).

This MD&A is current as of March 17, 2016 unless otherwise stated.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 17, 2016 and the Management Proxy Circular (“MPC”) dated March 17, 2016, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2015 Annual Report, together with the AIF and MPC, have been filed with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and with the U.S. Securities and Exchange Commission (“SEC”), and can be accessed on the SEDAR website at sedar.com and on the SEC website at sec.gov. Additional information relating to the Company is also available online at sedar.com and at sec.gov.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information

Certain information in the Annual Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 6 “Shareholders’ Equity”, Section 8 “Accounting Policies and Estimates” and Section 10 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the proposed real estate transactions in this release, which are subject to closing conditions, not closing on the agreed terms or at all; the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to secure an agreement with a financial institution for the management of the credit and financial services operations; ability of the Company’s new loyalty program to attract and retain customers; the ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2015 Annual Report under Section 10 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Annual Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.

Five Year Summary
	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012[1,2]	Fiscal 2011[1]
Results for the year (in CAD millions)
Total revenue	$3,145.7	$3,424.5	$3,991.8	$4,346.5	$4,619.3
Depreciation and amortization	48.4	89.3	111.4	126.5	114.9
(Loss) earnings before income taxes	(62.7)	(360.0)	490.0	114.2	(56.9)
Income tax (expense) recovery	(5.2)	21.2	(43.5)	(13.0)	6.6
Net (loss) earnings	(67.9)	(338.8)	446.5	101.2	(50.3)
Dividends declared	—	—	509.4	101.9	—
Capital expenditures[3]	45.4	54.0	70.8	101.6	84.3
Year end position (in CAD millions)
Accounts receivable, net	$59.4	$73.0	$83.3	$77.7	$116.2
Inventories	664.8	641.4	774.6	851.4	823.9
Property, plant and equipment	444.1	567.6	785.5	1,118.5	872.0
Total assets	1,633.2	1,774.1	2,392.3	2,504.7	2,730.7
Working capital	543.0	522.0	567.0	410.7	471.0
Total long-term obligations, including principal payments on long-term obligations due within one year	24.2	28.1	35.9	59.4	122.7
Shareholders’ equity	554.2	570.8	1,073.8	1,076.4	1,092.0
Per share of capital stock
Basic net (loss) earnings	$(0.67)	$(3.32)	$4.38	$0.99	$(0.48)
Dividends declared	—	—	5.00	1.00	—
Shareholders’ equity	5.44	5.60	10.54	10.57	10.63
Financial ratios
Return on average shareholders equity (%)	(12.1)	(41.2)	41.5	9.3	(4.3)
Current ratio	1.9	1.8	1.7	1.5	1.5
Return on total revenues (%)	(2.2)	(9.9)	11.2	2.3	(1.1)
Debt/equity ratio (%)	4.4	4.9	3.3	5.5	11.2
Pre-tax margin (%)	(2.0)	(10.5)	12.3	2.6	(1.2)
Breakdown of the Company’s locations
Full-Line Department stores[4]	95	113	118	118	122
Sears Home stores	41	47	48	48	48
Outlet stores[4]	23	11	11	11	11
Specialty type: Appliances and Mattresses	—	1	4	4	4
Hometown stores	125	201	234	261	285
Sears Home Services Showrooms	—	—	8	9	13
Corbeil	33	35	34	33	30
National Logistics Centres	6	6	6	6	6
Sears Floor Covering Centres	—	—	—	—	17
Cantrex	—	—	—	—	799
Travel offices	84	96	97	101	108
Catalogue and online merchandise pick-up locations	1,213	1,335	1,446	1,512	1,734

[1]	The 2012 fiscal year (“Fiscal 2012”), and 2011 fiscal year (“Fiscal 2011”) refer to the 53-week period ended February 2, 2013 and the 52-week period ended January 28, 2012, respectively.
[2]	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.
[3]	Capital expenditures represents purchases for which payment has been made by the end of the fiscal year.
[4]	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.

Quarterly Performance

The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Refer to Note 28 “Gain on termination of credit card arrangement” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information on the expiry of the Company’s agreement with JPMorgan Chase on November 15, 2015. Historically, the Company’s revenue and operating results are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns. However, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be aligned with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.
Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and total same store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
(in CAD millions, except per share amounts)	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	$887.6	$972.5	$792.1	$834.5	$768.8	$845.8	$697.2	$771.7
Net earnings (loss)	$30.9	$(123.6)	$(53.2)	$(118.7)	$13.5	$(21.3)	$(59.1)	$(75.2)
Basic and diluted net earnings (loss) per share	$0.30	$(1.21)	$(0.52)	$(1.16)	$0.13	$(0.21)	$(0.58)	$(0.74)

Common Share Market Information

The table below provides prices for the Company’s common shares traded on the Toronto Stock Exchange (symbol: SCC).

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2015	2014	2015	2014	2015	2014	2015	2014
High	$11.25	$12.85	$9.88	$16.65	$11.32	$16.45	$12.60	$17.12
Low	$5.44	$10.26	$7.08	$8.56	$7.11	$13.51	$9.18	$12.31
Close	$6.15	$11.90	$9.01	$10.85	$7.50	$14.02	$9.36	$16.50
Average daily trading volume	10,764	16,648	6,462	44,681	12,772	15,501	16,113	20,288

The table below provides prices for the Company’s common shares traded on the NASDAQ (symbol: SRSC), quoted in U.S. dollars.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2015	2014[1]	2015	2014[1]	2015	2014[1]	2015	2014[1]
High	$8.48	$10.87	$7.63	$9.94	$9.24	$—	$10.00	$—
Low	$3.75	$9.06	$5.22	$9.50	$5.47	$—	$7.66	$—
Close	$4.40	$9.32	$7.25	$9.66	$5.77	$—	$7.69	$—
Average daily trading volume	46,971	110,423	45,153	20,009	31,540	—	40,631	—

[1]	Began trading on the NASDAQ during Q3 2014.

1. Company Performance
a. Merchandising Operations and Business Overview
For Fiscal 2014, the Company was comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements. Prior to Fiscal 2015, the Company disposed of its real estate joint arrangement interests in shopping centres. As a result, the Company is now comprised of one reportable segment, Merchandising. The Company’s merchandising operations include the sale of goods and services through the Company’s Retail channels, which includes its full-line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through the Company’s wholly-owned subsidiary S.L.H. Transport Inc. (“SLH”) and product repair. Commission revenue includes travel, home improvement services, wireless and long distance plans, insurance and performance payments received from JPMorgan Chase under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. The Company’s credit card marketing and servicing alliance agreement with JPMorgan Chase ended on November 15, 2015 (See Note 28 “Gain on termination of credit card arrangement” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information). Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores (See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information).

Retail Channel

Full-Line Department stores – Sears full-line department stores are located primarily in suburban enclosed shopping centres. The major merchandise categories include the following:

Apparel & Accessories - women’s, men’s and children’s apparel, nursery products, cosmetics, jewellery, footwear and accessories.

Home & Hardlines - home furnishings and mattresses, home décor, lawn and garden, hardware, leisure, seasonal products, toys, floorcare, sewing and major appliances.

Although merchandise varies by store, the merchandise sales mix between the two major categories are approximately 40% Home & Hardlines and 60% Apparel & Accessories.

Full-line department stores include a Sears catalogue and online merchandise pick-up location. Sears Travel offices and licensed businesses, such as optical centres and portrait studios, are also located in many of the Company’s full-line department stores.

Sears Home stores – Sears Home stores are typically located in power centres and present an extensive selection of furniture, mattresses and box-springs, and major appliances. The majority of these stores range in size from 35,000 to 60,000 square feet.

Hometown stores – Sears Hometown locations are primarily independently operated and offer major appliances, furniture, mattresses and box-springs, outdoor power equipment as well as a catalogue and online merchandise pick-up location. Most Hometown stores are located in markets that lack the population to support a full-line department store.

Outlet stores – Sears Outlet stores offer clearance merchandise, primarily from the Company’s full-line department stores and Direct channel, as well as surplus big-ticket items from all channels.

Corbeil – Corbeil is a chain of major appliance specialty stores located throughout Québec, the Greater Toronto Area and Eastern Ontario. There are 33 stores in the chain, 16 of which are franchised. The chain also includes two liquidation centres and one distribution centre in Montreal. Stores average approximately 6,500 square feet in size.

Sears Travel – Sears Travel service operates within 84 Sears locations across Canada, an online travel service at searstravel.ca and 1-866-FLY-SEARS, which connects customers to the nearest geographical branch. TravelBrands Inc. manages the day-to-day operations of all Sears Travel offices and the Sears Travel website.

Sears Home Services
Operating under the Sears Home Improvements brand, the Company offers Sears Carpet and Duct cleaning, Installation and Assembly of products purchased at Sears stores, Sears Custom Window Coverings, Sears Windows & Doors and Sears Heating & Cooling.

Direct Channel
The Company’s Direct channel is comprised of its catalogue business, which is Canada’s largest general merchandise catalogue business, and sears.ca, one of Canada’s leading online shopping destinations with over 102.1 million visits in Fiscal 2015, including desktop and mobile platforms. With two distribution centres exclusively dedicated to servicing the Direct channel and 1,213 catalogue and online merchandise pick-up locations nationwide, Sears can deliver orders in most areas of the country. Orders can be placed by telephone at 1-800-26-SEARS, by mail, by fax, online at sears.ca or in person through Sears stores and catalogue agents. At the end of Fiscal 2015 1,066 of the total 1,213 catalogue and online merchandise pick-up locations were independently operated under local ownership, with the remaining 147 units located within Sears locations.

Catalogue – In Fiscal 2015, 21 different catalogues were distributed throughout Canada, including seven Specialogues, designed to offer more seasonally relevant merchandise to specific customers.

Sears.ca – The Company’s website, sears.ca, enables the Company to provide new merchandise offers directly to web customers and highlights the Company’s extensive general merchandise selection. In Fiscal 2015, the Company continued to invest in its online capabilities to improve the user experience, and engage new customers and demographics. Sears is committed to maintaining its reputation as a trusted Canadian retailer by focusing on customer privacy and satisfaction when shopping on sears.ca.

Logistics
National Logistics Centres (“NLC”) – Sears operates six logistics centres strategically located across the country. The logistics centres are comprised of seven owned and one leased warehouse facilities which serve all channels of the business. The total floor area of these logistics centres was 6.5 million square feet at the end of Fiscal 2015, of which 5.0 million square feet is devoted to warehouse and logistics operations. The remainder of the space is utilized for other Sears operations, including call centre services. See Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.

S.L.H. Transport Inc. (“SLH”) – The Company’s wholly-owned subsidiary, SLH, transports merchandise to stores and catalogue and online merchandise pick-up locations. SLH is responsible for providing logistics services for the Company’s merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears. The arrangements with third parties increase SLH’s fleet utilization and improve the efficiency of its operations. SLH has developed a nationwide distribution network to provide better and more consistent service to its customers.

As at the end of Fiscal 2015, Fiscal 2014, and Fiscal 2013, the Company’s locations were distributed across the country as follows:

						As at	As at	As at
						January 30, 2016	January 31, 2015	February 1, 2014
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	10	23	31	18	13	95	113	118
Sears Home stores	1	9	18	8	5	41	47	48
Outlet stores[1]	3	4	12	3	1	23	11	11
Specialty type: Appliances and Mattresses stores	—	—	—	—	—	—	1	4
Corporate stores	14	36	61	29	19	159	172	181
Hometown stores	26	14	14	43	28	125	201	234
Sears Home Services Showrooms[2]	—	—	—	—	—	—	—	8
Corbeil Franchise stores	—	14	2	—	—	16	16	16
Corbeil Corporate stores	—	12	5	—	—	17	19	18
Corbeil	—	26	7	—	—	33	35	34
NLCs[3]	—	1	2	2	1	6	6	6
Travel offices	7	21	34	12	10	84	96	97
Catalogue and online merchandise pick-up locations	174	292	337	299	111	1,213	1,335	1,446

1	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
[2]
During Fiscal 2014, the Company closed all Sears Home Services Showrooms in connection to the SHS receivership described in Note 14 “Financial instruments” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[3]
Sears operates six logistics centres strategically located across the country, each referred to as a NLC. The NLCs are comprised of seven owned and one leased warehouse facilities which serve all channels of the business.

In Fiscal 2015, the Company closed two Full line stores, six Sears Home stores, four Outlet stores, one Appliances and Mattresses store, 76 Hometown stores, two Corbeil Corporate stores, 12 Travel offices and 131 catalogue and online merchandise pick-up locations. The Company opened nine catalogue and online merchandise pick-up locations.
In Fiscal 2014, the Company closed five full-line department stores, as a result of lease terminations and lease amendments that occurred during Fiscal 2013. The Company also closed one Sears Home store, three Appliances and Mattresses stores, 34 Hometown stores, one Travel office and 142 catalogue and online merchandise pick-up locations. The Company opened one Hometown store, one Corbeil Franchise store and 31 catalogue and online merchandise pick-up locations, and converted one Corbeil Franchise store to a Corbeil Corporate store.
In Fiscal 2013, the Company closed 28 Hometown stores, four Travel offices, and 66 catalogue and online merchandise pick-up locations. The Company also opened one Hometown store.

As of the end of Fiscal 2015, the number of selling units leased and owned by the Company was as follows:

	Leased	Owned	Total
Full-Line Department	86	9	95
Sears Home stores	39	2	41
Outlet stores[1]	21	2	23
Hometown stores[2]	7	—	7
Corbeil[2]	29	—	29
Total[3]	182	13	195

[1]	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
[2]	Only Hometown and Corbeil stores that are not independently owned and operated are included.
[3]	Travel offices and catalogue and online merchandise pick-up locations are located in other Sears stores or local businesses, and therefore not included.

As at the end of Fiscal 2015, Fiscal 2014, and Fiscal 2013, the gross square footage for corporate store locations (both owned and leased) and NLCs was as follows:

(square feet, millions)	As at January 30, 2016	As at January 31, 2015	As at February 1, 2014
Full-Line Department stores	12.4	14.1	15.2
Sears Home stores	1.8	2.1	2.1
Outlet stores[1]	2.2	0.9	0.9
Other[2]	0.2	0.3	0.3
NLCs	6.5	6.6	6.5
Total	23.1	24.0	25.0

[1]	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
[2]	Other includes Hometown and Corbeil stores that are not independently owned and operated. Other also included Appliances and Mattresses as at January 31, 2015 and prior.

Gross square footage for corporate store locations as at January 30, 2016 decreased compared to January 31, 2015 due to the closure of underperforming stores.

Gross square footage for corporate store locations as at January 31, 2015 decreased compared to February 1, 2014 due to five full-line store closures as a result of lease terminations and lease amendments that occurred during Fiscal 2013.

b. Core Capabilities
The Company’s key resources and capabilities include its employees, brand equity, specialized services, national presence and logistics, as described below.
Employees

•	Sears employees are a critical asset to the Company. Sears works to inspire its employees to enrich the lives of Canadians through products, services, community involvement and experiences.
Brand equity

•
The Company works closely with its suppliers in product development, design and quality standards. Many lines of merchandise are manufactured with features exclusive to Sears and are sold under the Company’s private label brands, such as Kenmore®, Craftsman®, Attitude®, Jessica®, Nevada®, No. 99 Wayne Gretzky Collection®, Pure NRG Athletics® and Whole Home®. The Company believes that its private label and national brands have significant recognition and value with customers.

Specialized services

•
Apart from retail merchandise, the Company also offers a wide range of specialized services to attract a broad customer base. These services include product repair, parts sales, protection agreements, portrait studios, optical services, travel, floral delivery, wireless and long distance plans and insurance.

National presence

•
The Company’s physical and online presence puts it in proximity to most customers across Canada. As of the end of Fiscal 2015, Sears operated 95 Full-line department stores, 222 specialty stores (including 41 Sears Home stores, 23 Outlet stores, 125 Hometown stores primarily operated under independent local ownership and 33 Corbeil stores), 84 Sears Travel offices and over 1,200 merchandise pick-up locations for orders placed through the catalogue or online at sears.ca.

Logistics

•
The Company has the capability to move merchandise efficiently to stores, merchandise pick-up locations, or directly to customers. The Company’s wholly-owned subsidiary, SLH, is responsible for providing transportation services for the Company’s merchandising operations and has arrangements with third parties to increase SLH’s revenue and fleet utilization, and improve its operating effectiveness. The Company conducts operations in six NLCs located in Vancouver, Calgary (two locations), Vaughan, Belleville and Montreal.

c. Strategic Initiatives

During Q2 2015, Sears Canada identified three strategic initiatives, which would form the basis of the Company’s approach to being successful; they were designed to improve financial and operational results, utilize the Company’s valuable cross-country footprint and enhance the shopping experience for Canadian consumers in an increasingly competitive retail landscape. A number of actions were taken during Fiscal 2015 to deliver high-quality products intended to drive sales and maintain a seamless customer experience across all channels and formats, while continuing to adjust the operating expense base and network to better reflect the size and needs of the current business.
The three strategic initiatives are as follows:

1.
Increase revenue - Actions intended to increase top-line revenue, with the primary focus on building partnerships with vendors that include a commitment to a shop-in-shop concept where the vendors’ expertise in product development matched with the Company’s extensive distribution capability, will connect great products with Canadian families coast to coast.

2.
Operate profitably - Actions to reduce inefficient spend in the Company, intended to provide for quarter-over-quarter and year-over-year improvements in EBITDA by getting costs aligned with the revenues generated by the business.

3.
Maintain a strong balance sheet - Actions that work to strengthen the Company’s balance sheet with cash to create a runway for improved earnings and financial stability to ensure Sears is able to maintain its financial flexibility and liquidity. Real estate transactions may form a portion of this area of focus; however, Sears is committed to maintaining a significant presence across Canada in locations that are important to its retail business.

During Fiscal 2015, the Company made progress on its strategic initiatives, having executed the following:

Increase Revenue

•
On November 16, 2015, the Company launched an update and modernization to its loyalty program that saw the introduction of a new loyalty card where points can be earned on purchases made in any tender accepted by Sears Canada. Existing Sears Club members retained all previously earned loyalty points which automatically transferred to the new card;

•
Partnered with Wayne Gretzky to launch the No. 99 Wayne Gretzky Collection, a new line of casual men’s wear exclusive to Sears, which was available in stores, online and through the catalogue during Fall-Winter 2015 and whose Spring 2016 line was showcased at Toronto’s World MasterCard Fashion Week in October 2015, and which subsequently won FASHION Magazine’s People’s Choice Award for Best Show of Fashion Week;

•
The Company considers both its private brands and national brands to be important complements to each other in order to achieve a compelling offer of products to Canadians coast to coast. During 2015, the company continued to promote its key private brands which include Kenmore®, Craftsman®, Jessica® and Nevada® among others, and also added the following national brands: Jessica Simpson®, ONEFASHION by Vero Moda and Gloria Vanderbilt in women’s apparel, U.S. Polo Assn.® in children’s apparel, Royal Velvet® in Home Decor, and LG and Frigidaire® in Air Conditioning.

•
Increased size of mattress shops in full-line stores to display an average of 50 beds per store. The Company refreshed mattress shops with paint, new signing and updated point-of-sale information material, and incorporated more accessories into the displays including pillows, mattress pads and headboards. The Company also began utilizing measurement tools to capture the number of accessories sold with each mattress;

•
Began transitioning our product allocation methodology to place a greater emphasis on balancing inventory to a store’s sales potential rather than to a store’s space. This change in methodology is expected to impact the second half of Fiscal 2016 by driving additional sales, improving inventory turnover, and reducing the amount of clearance inventory.

•
Continued the expansion of shop-in-shop concepts with multiple vendor partners and brands including Nygard Slims, Point Zero and U.S. Polo Assn. During 2015, 216 shops were installed, which included 25 No. 99 Wayne Gretzky Collection installations; and

•	Partnered with world-renowned designer Debbie Travis to develop a new line of outdoor home décor and accessories exclusive to Sears which is expected to launch in Spring 2016.

Operate profitably

•
During 2015, the Company implemented cost management initiatives with the objective of reducing recurring operating expenses by between $100.0 million to $125.0 million on an annualized basis as compared to 2014. The initiatives were completed during 2015, and have resulted in annualized savings of approximately $125.0 million as compared to 2014. Selling, administrative and other expenses decreased by $225.7 million in Fiscal 2015, as compared to Fiscal 2014. Excluding transformation expenses, impairment charges and other non-recurring items included in selling, administrative and other expenses in both periods, operating expenses decreased $119.5 million or 9.0% in Fiscal 2015, as compared to Fiscal 2014, primarily because of these cost management initiatives. The Company continues to study its business configuration and expects to implement further improvements to the cost structure in 2016 of between $100.0 million to $127.0 million on an annualized basis compared to 2015;

•
During 2015, the Company began the implementation of Oracle Retail Merchandise and Merchandise Financial Planning Systems, the acquisition of which was previously announced in 2014. The systems will mark the transformation of our merchandise financial planning capabilities with the intent to optimize cash flow, inventory productivity, receipt flow and in-stock position. The transformation will include the creation of two Centres of Excellence: Merchandise Planning & Inventory Allocation and Merchandise Financial Planning. The focus on applying enhanced pre-season planning capabilities in addition to techniques designed to improve product allocation by store, are expected to improve turnover, margin and cash flow; and

•
On February 23, 2016, the Company announced that it had assigned the leases of eight underperforming Sears Home stores to Leon’s Furniture Ltd., located throughout British Columbia, Ontario and New Brunswick with effective dates of between June 1, 2016 and July 1, 2016. The Company continues to be responsible for the operating lease obligations as of the effective dates of the assignments until the next renewal period for each of the leases, and will continue to include these amounts as part of the Company’s operating lease obligations as disclosed in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”. By assigning these leases, the Company will save approximately $6.9 million annually in lease costs related to the properties.

Maintain a strong balance sheet

•
Closed the sale and leaseback transactions with the Concord Pacific Group of Companies (“Concord”) previously announced on March 11, 2015, for net proceeds of $130.0 million. The sale and leaseback transactions included the Company’s stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. The Company has entered into long-term leases for each property, with early termination options available to both the Company and Concord, and the Company will continue to operate the stores located at these shopping centres under the leases with no impact to customers or employees at these locations. The proceeds from the transaction were used for general corporate purposes;

•
On September 2, 2015, the Company announced that it had reached an agreement to sell a warehouse for $18.1 million, and had reached an agreement for the sale and leaseback of a non-mall based store property (which the Company will continue to operate post-sale) for an additional $10.0 million. Both agreements are subject to customary closing conditions. The Company’s expectation is that these transactions will close during 2016, but there can be no assurance that either of the transactions will be completed on the agreed or contemplated terms or at all;

•
On November 13, 2015, the Company announced it had entered into an agreement with Tamworth Properties Inc. to sell and lease back its logistics centre located in Vaughan, Ontario, for a total consideration of $100.0 million. This property, including land, building and equipment had a net carrying value of approximately $76.3 million included in “Property, plant and equipment” and “Investment properties” in the Consolidated Statements of Financial Position as at January 30, 2016. The agreement is subject to customary closing conditions and the transaction is expected to close during 2016, but there can be no assurance that the transactions will be completed on the agreed or contemplated terms or at all. The ultimate amount and timing of gain recognition will be determined upon closing of the transaction. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement. The proceeds from the transaction will be used for general corporate purposes. Upon closing, the logistics centre will no longer be registered as collateral under the Amended Credit Facility (see Note 17 “Long-term obligations and finance costs” in the Consolidated Financial Statements for Fiscal 2015 for additional information);

•
On November 23, 2015, the Company received a payment of $174.0 million from JPMorgan Chase as a result of the sale of their portfolio of credit card accounts and related receivables related to the Sears credit card and the Sears MasterCard. The proceeds from the transaction were used for general corporate purposes;

•
On December 3, 2015, the Company announced that it had reached an agreement to sell a vacant warehouse for $8.5 million. The agreement is subject to customary closing conditions. The Company’s expectation is that the transaction will close in 2016, but there can be no assurance that the transactions will be completed on the agreed or contemplated terms or at all; and

•
On March 18, 2016, the Company announced it had entered into an agreement to sell and lease back its logistics centre located in Calgary, Alberta, for a total consideration of $83.9 million. This property, including land, building and equipment had a net carrying value of approximately $40.9 million included in “Property, plant and equipment” in the Consolidated Statements of Financial Position as at January 30, 2016. The agreement is subject to customary closing conditions and the transaction is expected to close during Fiscal 2016, but there can be no assurance that the transactions will be completed on the agreed or contemplated terms or at all. The ultimate amount and timing of gain recognition will be determined upon closing of the transaction. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement. The proceeds from the transaction will be used for general corporate purposes. Upon closing, the logistics centre will no longer be registered as collateral under the Amended Credit Facility (see Note 17 “Long-term obligations and finance costs” in the Consolidated Financial Statements for Fiscal 2015 for additional information).

On November 3, 2015, the Company announced the appointment of Carrie Kirkman as President and Chief Merchant. Ms. Kirkman’s distinguished career and proven track record in Canadian retail, and her unwavering commitment to excellence, has added significant depth to the Sears Canada leadership team and will enable the Company to accelerate the positive momentum in the business. Ms. Kirkman will support Executive Chairman, Brandon G. Stranzl, as they work to stabilize, revitalize and modernize Sears Canada to enhance the experience of the customer and the profitability of the Company. Ms. Kirkman was appointed as a director of the Company on November 1, 2015.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s employees, customers and the communities in which the Company operates.

Sears continued to focus on these three priorities by implementing or continuing the following initiatives during Fiscal 2015:

•
Continued to reduce the Company’s electricity consumption through the re-commissioning of existing Building Automation systems, retrofitting exterior signs with LED light bulbs and replacing selected HVAC units nationally. These efforts helped drive electricity consumption savings of 14.1 million kWh or 6.3% from February 2015 to December 2015, as compared to the same period in 2014 including the effect of store closures; and

•
Sears Canada’s recycling partner, GreenSpace Waste Solutions (“GreenSpace”), began handling the Company’s recycling activities in June 2014. GreenSpace was selected for its ability to maximize the value of recycled materials and for its expertise in driving waste diversion activities. This has resulted in more than $245,000 in avoided costs during 2015, including rebates for recycled materials, as compared to 2014. GreenSpace has also improved reporting capabilities, which helps the Company track progress towards its long-term goal of diverting 90% of its waste from landfill. As of the end of 2015, the Company was diverting approximately 70% of its waste from landfill.

Corporate Social Responsibility
The following is a summary of the results of the Company and its employees’ corporate social responsibility efforts during Fiscal 2015:

•
Conducted the fifth annual Sears Great Canadian Run with community-based relays from Toronto, Ontario to Blue Mountain/Collingwood, Ontario, from Ottawa, Ontario to Montebello, Québec and from Calgary, Alberta to Camp Kindle, Alberta, which is a camp for children with cancer. The three runs facilitated approximately $794,000 in support for childhood cancer;

•
Sponsored the eighth annual Sears National Kids Cancer Ride (the “Ride”), in cooperation with Coast to Coast Against Cancer Foundation. This 7,000 km cycling journey rolled across Canada from September 10-26, raising funds and awareness for the fight against childhood cancer. This year, Sears, its corporate partners and its employees raised or donated approximately $410,000 in funds, logistical support and services for the Ride. The Ride raised approximately $334,000 for childhood cancer through donations from Sears customers and employees;

•
Coordinated two Gold Month fundraisers in May and November to raise money for the fight against childhood cancer, raising approximately $215,000. The stores provided a point-of-sale opportunity for shoppers to support national pediatric cancer initiatives such as the Sears Childhood cancer Fellowship at the Hospital for Sick Children in Toronto, Ontario; and

•
Introduced the “12 Days of Giving” in December where each day featured different initiatives for Sears employees to serve their local communities. Events included Sears first National Volunteer Day for Sears employees to volunteer at their store’s local charity partners and organized special skate parties in local communities.

Including the above, Sears, its customers, vendors and its employees raised or facilitated the donation of approximately $7.0 million for various charitable organizations such as Boys & Girls Clubs of Canada, Operation Wish and Opération Enfant Soleil through a variety of events and initiatives.

d. Outlook
As Canadians’ needs in a shopping experience evolve, Sears Canada is focused on keeping pace with emerging trends and innovative delivery of products and services, and is reinvigorating its business to better serve and grow with its customers.

As management continues to change the Company’s trajectory and establish prominence and relevance with Canadians within a continually changing retail landscape, Sears Canada is setting and prioritizing strategic initiatives that support three key strategic initiatives: Increase Revenue, Operate Profitably and Maintain a Strong Balance Sheet.

Although management believes that Sears will achieve its long-term goal of sustainable and profitable growth, there can be no assurance that the Company will successfully implement the initiatives or whether such initiatives will yield the expected results. For a discussion of the risks and uncertainties inherent in the Company’s business, refer to Section 10 “Risks and Uncertainties”.

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA

The Company’s Consolidated Financial Statements for Fiscal 2015 are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.
Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores (and exclude Hometown, Outlet and Corbeil, which are considered non-Core), that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 52-week periods ended January 30, 2016 and January 31, 2015. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metric exclude the Direct channel.
A reconciliation of the Company’s total merchandising revenue to total same store sales is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions)	2015	2014	2015	2014
Total merchandising revenue	$887.6	$972.5	$3,145.7	$3,420.5
Non-comparable sales	194.1	231.3	708.5	814.2
Total same store sales	693.5	741.2	2,437.2	2,606.3
Percentage change in total same store sales	(1.6)%	(9.1)%	(2.3)%	(8.3)%
Percentage change in total same store sales by category
Apparel & Accessories	0.4%	(10.7)%	(4.6)%	(6.2)%
Home & Hardlines	(3.5)%	(8.0)%	(0.7)%	(10.3)%
Percentage change in Core Retail same store sales	(0.8)%	(9.8)%	(0.6)%	(9.2)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	2.9%	(11.2)%	(1.5)%	(6.9)%
Home & Hardlines	(5.1)%	(8.2)%	—%	(11.3)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

A reconciliation of the Company’s net earnings (loss) to Adjusted EBITDA is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2015	2014	2015	2014
Net earnings (loss)	$30.9	$(123.6)	$(67.9)	$(338.8)
Transformation expense[1]	9.7	0.3	16.5	19.8
Gain on termination of credit card arrangement[2]	(170.7)	—	(170.7)	—
Gain on sale and leaseback transactions[3]	—	—	(67.2)	—
Gain on settlement of retirement benefits[4]	—	—	(5.1)	(10.6)
Gain on sale of interest in joint arrangements[5]	—	—	—	(35.1)
Other asset impairment[6]	74.6	99.3	74.6	115.0
Warehouse (impairment reversal) impairment[7]	(11.3)	—	(11.3)	44.4
TBI costs[8]	—	—	6.4	—
Environmental remediation costs for assets held for sale[9]	3.2	—	3.2	—
SHS warranty and other costs[10]	—	3.1	—	9.7
Goodwill impairment[11]	—	—	—	2.6
Lease exit costs[12]	—	—	—	4.1
Depreciation and amortization expense	11.1	23.2	48.4	89.3
Finance costs (recovery)	2.1	(4.7)	9.7	1.0
Interest income	(0.3)	(0.6)	(2.3)	(2.6)
Income tax (recovery) expense	(0.5)	(25.8)	5.2	(21.2)
Adjusted EBITDA[13]	$(51.2)	$(28.8)	$(160.5)	$(122.4)
Basic net earnings (loss) per share	$0.30	$(1.21)	$(0.67)	$(3.32)

[1]
Transformation expense during 2015 and 2014 relates primarily to severance costs incurred during the period. These costs are included in “Selling, administrative and other expenses” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[2]
Gain on termination of credit card arrangement represents the net gain on the sale of JPMorgan Chase’s portfolio of credit card accounts and related receivables related to the Sears credit card and Sears Mastercard during 2015, described in Note 28 “Gain on termination of credit card arrangement” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[3]
Gain on sale and leaseback transactions represents the net gain related to selling and leasing back certain properties owned by the Company located in Burnaby, British Columbia, Chilliwack, British Columbia and Calgary, Alberta during Q2 2015, described in Note 27 “Gain on sale and leaseback transactions” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[4]
Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015 and Q2 2014, described in Note 20 “Retirement benefit plans” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[5]
Gain on sale of interest in joint arrangements represents the gain associated with selling the Company’s interest in certain properties co-owned with Ivanhoé Cambridge during 2014, described in Note 11 “Joint arrangements” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[6]
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangibles of certain cash generating units during 2015 and 2014, described in Note 9 “Property, plant and equipment and investment properties” and Note 10 “Goodwill and intangible assets” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[7]
Warehouse (impairment reversal) impairment represents the partial reversal during Q4 2015 of the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during Q3 2014 to fair value less costs to sell. The reversal during Q4 2015 is net of the charge related to writing down the carrying value of the property, plant and equipment of the Broad Street Logistics Centre located in Regina to fair value less costs to sell described in Note 9 “Property, plant and equipment and investment properties” and Note 29 “Assets classified as held for sale” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[8]
TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection during Q2 2015, described in Note 14 “Financial instruments” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[9]
Environmental remediation costs for assets held for sale relate to estimated costs required to restore the Park Street Logistics Centre located in Regina, in order to sell the asset. These costs are included in “Selling, administrative and other expenses” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[10]
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS Services Management Inc. (a former licensee of the Company) announcing it was in receivership, described in Note 14 “Financial instruments” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[11]
Goodwill impairment represents the charge related to the write-off of goodwill related to the Corbeil cash generating unit during Q2 2014, described in Note 10 “Goodwill and intangible assets” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[12]
Lease exit costs relate primarily to costs incurred to exit certain properties during 2014. These costs were included in “Selling, administrative and other expenses” in the Company’s Consolidated Financial Statements for Fiscal 2015.

[13]
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

Adjusted EBITDA and total same store sale metrics do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA and total same store sales metrics should not be considered in isolation or as alternatives to measures prepared in accordance with IFRS.

f. Consolidated Financial Results

	Fiscal
(in CAD millions)	2015	% Chg 2015 vs 2014	2014
Revenue	$3,145.7	(8.1)%	$3,424.5
Cost of goods and services sold	2,145.9	(7.0)%	2,308.0
Selling, administrative and other expenses	1,298.1	(14.8)%	1,523.8
Operating loss	(298.3)	26.8%	(407.3)

Gain on sales and leaseback transactions	67.2	100.0%	—
Gain on termination of credit card arrangement	170.7	100.0%	—
Gain on sale of interest in joint arrangements	—	(100.0)%	35.1
Gain on settlement of retirement benefits	5.1	(51.9)%	10.6
Finance costs	9.7	870.0%	1.0
Interest income	2.3	(11.5)%	2.6
Loss before income taxes	(62.7)	82.6%	(360.0)

Income tax (expense) recovery	(5.2)	(124.5)%	21.2
Net loss	$(67.9)	80.0%	$(338.8)

2015 compared with 2014 – Total revenue in Fiscal 2015 decreased by 8.1% to $3,145.7 million compared to $3,424.5 million during the same period in Fiscal 2014. Total same store sales decreased by 2.3%, while same store sales in Core Retail stores decreased by only 0.6% in Fiscal 2015 compared to Fiscal 2014. A significant part of the same store sales decline was due to the reduction of certain brands in cosmetics, weak performance in outdoor power equipment (where sales of snow throwers were heavily impacted by unseasonably warm weather, and sales of lawn equipment were heavily impacted by unseasonably cool weather) and electronics, a merchandise category which the Company has almost completely exited. Excluding these categories, total same store sales would have decreased by only 0.1%, and same store sales in Core retail stores would have increased by 1.6%. The balance of the decrease was primarily attributable to closed stores and lower sales in the Direct channel. The revenue in Fiscal 2015 relating to Home & Hardlines decreased by $123.8 million, or 7.7%, compared to the same period in Fiscal 2014, primarily due to sales volume declines in home décor, CAWP, fitness & recreation, toys, seasonal merchandise, electronics and major appliances, partially offset by increased sales in home furnishings. Included in the total revenue decrease in Fiscal 2015 for Home & Hardlines was the effect of store closures during and subsequent to Fiscal 2014, which negatively impacted revenue by $74.9 million. Total same store sales in Home & Hardlines decreased by 0.7% while same store sales in Home & Hardlines in Core Retail stores remained consistent compared to Fiscal 2014. Excluding the impact of the decline in outdoor power equipment and electronics for the reasons noted above, same store sales in Home & Hardlines in Core Retail stores increased by 2.9%. The revenue in Fiscal 2015 relating to Apparel & Accessories decreased by $106.1 million, or 8.7%, compared to Fiscal 2014, primarily due to sales declines in all product categories. Included in the total revenue decrease in Fiscal 2015 for Apparel & Accessories was the effect of store closures during and subsequent to Fiscal 2014, which negatively impacted revenue by $33.4 million. Total same store sales in Apparel & Accessories decreased by 4.6% while same store sales in Apparel & Accessories in Core Retail stores decreased by only 1.5% in Fiscal 2015 compared to Fiscal 2014. Excluding the impact of the decline in cosmetics for the reason noted above, same store sales in Apparel & Accessories in Core Retail stores in Fiscal 2015 was comparable to Fiscal 2014. Services and other revenue decreased by $29.2 million or 10.6%, compared to Fiscal 2014, primarily due to reduced shipping fees on sales to customers through our Direct channel, reduced sales of extended warranty service contracts and the loss of rental revenue from the sale of shopping centre joint arrangements in Fiscal 2014. Commission and licensee revenue decreased by $21.2 million, or 16.4%, compared to Fiscal 2014, primarily due to reduced revenues after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015. Included in the total revenue decrease for Fiscal 2015 described above, was a decrease in our Direct channel of $98.0 million compared to Fiscal 2014, primarily due to a reduction in catalogues, pages within recurring catalogues and distribution, as well as shift in timing of distribution.

Total revenue recognized from points redemption under the loyalty program in Fiscal 2015 was $45.6 million (Fiscal 2014: $50.9 million) and total revenue deferred related to points issuances was $44.5 million (Fiscal 2014: $50.5 million). Total revenue recognized in Fiscal 2015 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) decreased to $9.4 million (Fiscal 2014: $11.0 million). The decreases in Fiscal 2015 were primarily due to less points issued and redeemed compared to Fiscal 2014.

Cost of goods and services sold was 7.0% lower in Fiscal 2015 compared to Fiscal 2014.The decrease was primarily attributable to lower sales volumes which included the effect of store closures during and subsequent to Fiscal 2014, partially offset by the weakening Canadian dollar compared to the U.S. dollar, which negatively impacted Fiscal 2015 by $73.7 million.

The Company’s gross margin rate was 31.8% in Fiscal 2015 compared to 32.6% in Fiscal 2014. The decrease in the gross margin rate in Fiscal 2015 was primarily attributable to reduced margins in home décor, home furnishings, CAWP, seasonal merchandise, ranges, microwave, laundry, refrigerators, women’s apparel and footwear, partially offset by increased margins in fitness & recreation, floorcare, sewing, children’s wear and men’s wear. Excluding the negative impact of the weakening Canadian dollar in Fiscal 2015, the gross margin rate would have improved by 150 bps (34.1% in Fiscal 2015 compared to 32.6% in Fiscal 2014). The Company has an active program in place to respond to the effects of the weaker Canadian dollar. The Company continues to maintain its foreign exchange hedging programs and operating processes to manage the impact of future volatility in the exchange rate. These programs and processes are expected to continue to partially mitigate foreign exchange risk in 2016. The gross margin rate for Fiscal 2015 was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin rate by 70 basis points.

Selling, administrative and other expenses, including depreciation and amortization expense, decreased by $225.7 million or 14.8% to $1,298.1 million in Fiscal 2015 compared to Fiscal 2014. Excluding transformation expenses of $16.5 million in Fiscal 2015 (Fiscal 2014 : $19.8 million), impairment charges and other non-recurring items in Fiscal 2015 and Fiscal 2014 as shown in the reconciliation of the Company’s net earnings (loss) to Adjusted EBITDA in Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA”, selling, administrative and other expenses decreased by $119.5 million or 9.0%, in Fiscal 2015 compared to Fiscal 2014. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower spending on advertising and payroll, as well as lower depreciation expenses. Advertising expense decreased primarily due to reductions in retail advertising and catalogue pages. Payroll expense decreased primarily due to a reduced number of employees, as a result of store closures and transformation actions in Fiscal 2015 and Fiscal 2014.

Depreciation and amortization expense in Fiscal 2015 decreased by $40.9 million to $48.4 million compared to Fiscal 2014, primarily due to the impairment of certain assets in Fiscal 2014 and the completion of the sale and leaseback transactions during Fiscal 2015 (see Note 27 “Gain on sale and leaseback transactions”of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information). The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis. See Note 9 “Property, plant and equipment and investment properties”, Note 10 “Goodwill and intangible assets” and Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information regarding impairment costs.

During Q2 2015, the Company completed the sale and leaseback of three properties to Concord Pacific Group of Companies (“Concord”) as previously announced on March 11, 2015, for net proceeds of $130.0 million ($140.0 million of total consideration less $10.0 million of adjustments). The land and building sold for each property had a total net carrying value of approximately $53.1 million previously included in “Property, plant and equipment” in the Consolidated Statements of Financial Position. The total gain on the sale and leaseback transactions was $76.9 million, $67.2 million of which was recognized immediately in the Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $9.7 million of the gain was deferred and is being amortized between four to seven years as a reduction in rent expense, included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 27 “Gain on sale and leaseback transactions” in the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.

Finance costs in Fiscal 2015 increased by $8.7 million to $9.7 million compared to Fiscal 2014, primarily attributable to the interest expense on income tax assessments and reassessments for the current and prior years of $3.4 million (Fiscal 2014: interest recovery of $6.5 million on income tax reassessments for prior years), partially offset by lower commitment fees related to our Amended Credit Facility (as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”).

Interest income in Fiscal 2015 of $2.3 million was comparable to interest income in Fiscal 2014, and included refund interest on net cash income tax receipts of $1.1 million (2014: $0.1 million)

Income tax expense in Fiscal 2015 increased by $26.4 million to $5.2 million compared to an income tax recovery of $21.2 million in Fiscal 2014, primarily attributable to the non-recognition of deferred tax assets of $56.7 million in Fiscal 2015, partially offset by lower losses. The income tax recovery in Fiscal 2014 included the carry back of losses generated by the

Company in Fiscal 2014, to recover incomes taxes paid related to Fiscal 2013, and settlements reached for fiscal years 2006 to 2008, as described in Note 22 “Income taxes” of the Notes to the Consolidated Financial Statements for Fiscal 2015.

Adjusted EBITDA in Fiscal 2015 was a loss of $160.5 million compared to a loss of $122.4 million in Fiscal 2014, an increase of $38.1 million. Adjusted EBITDA was negatively impacted by $71.9 million due to the weakening Canadian dollar compared to the U.S. dollar, $27.8 million due to reduced revenues and incremental expenses incurred after the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $10.8 million of costs incurred to update and modernize the Company’s loyalty program, $5.4 million in restructuring costs and the loss of $2.1 million in rental income from the sale of shopping centre joint arrangements. These negative impacts were partially offset by an increase of $25.7 million related to the closure of underperforming stores during and subsequent to Fiscal 2014 and a decrease of $5.9 million in loyalty point redemptions. Excluding the impact of these items, Adjusted EBITDA for Fiscal 2015 improved by $48.3 million compared to Fiscal 2014. The programs and processes discussed above to counter the impact of the weaker Canadian dollar are expected to continue to partially mitigate foreign exchange risk for 2016. Adjusted EBITDA is a non-IFRS measure.

g. Fourth Quarter Results

	Fourth Quarter
(in CAD millions)	2015	% Chg 2015 vs 2014	2014
Revenue	$887.6	(8.7)%	$972.5
Cost of goods and services sold	632.5	(6.6)%	676.9
Selling, administrative and other expenses	393.6	(12.6)%	450.3
Operating loss	(138.5)	10.5%	(154.7)

Gain on termination of credit card arrangement	170.7	100.0%	—
Finance costs (recovery)	2.1	144.7%	(4.7)
Interest income	0.3	(50.0)%	0.6
Earnings (loss) before income taxes	30.4	120.3%	(149.4)

Income tax recovery	0.5	(98.1)%	25.8
Net earnings (loss)	$30.9	125.0%	$(123.6)

Q4 2015 compared with Q4 2014 – Total revenue in Q4 2015 decreased by 8.7% to $887.6 million compared to $972.5 million in Q4 2014. Total same store sales declined by 1.6%, while same store sales in Core Retail stores decreased by only 0.8% in Q4 2015 compared to Q4 2014. A significant part of the same store sales decline was due to the reduction of certain brands in cosmetics, weak performance in outdoor power equipment (where sales of snow throwers were heavily impacted by unseasonably warm weather) and electronics, a merchandise category which the Company has largely exited. Excluding these categories, same store sales would have increased by 1.0%, and same store sales in Core retail stores would have increased by 1.7%. The revenue in Q4 2015 relating to Home & Hardlines decreased by $54.8 million, or 12.2%, compared to Q4 2014, primarily due to sales volume declines in all product categories. Included in the total revenue decrease in Q4 2015 for Home & Hardlines was the effect of store closures subsequent to the end of Q4 2014, which negatively impacted revenue by $27.0 million. Total same store sales in Home & Hardlines decreased by 3.5% and same store sales in Home & Hardlines in Core Retail stores decreased by 5.1% in Q4 2015 compared to Q4 2014. Excluding the impact of declines in outdoor power equipment and electronics for the reasons noted above, same store sales in Home & Hardlines in Core Retail stores decreased by only 1.7%. The revenue in Q4 2015 relating to Apparel & Accessories decreased by $13.8 million, or 3.6% compared to Q4 2014, primarily due to sales volume declines in women’s apparel, cosmetics & personal care, jewellery, accessories & luggage, footwear and women’s intimates, partially offset by increased sales in children’s wear. Included in the total revenue decrease in Q4 2015 for Apparel & Accessories was the effect of the store closures subsequent to the end of Q4 2014, which negatively impacted revenue by $9.7 million. Total same store sales in Apparel & Accessories increased by 0.4% and same store sales in Apparel & Accessories in Core Retail stores increased by 2.9% in Q4 2015 compared to Q4 2014. Excluding the impact of the decline in cosmetics for the reason noted above, same store sales in Apparel & Accessories in Core Retail stores increased by 4.7%. Included in the total revenue decrease in Q4 2015 was a decrease in Commission and licensee revenue of $21.7 million, or 61.1%, compared to Q4 2014, primarily due to reduced revenues after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015. Refer to Note 28 “Gain on termination of credit card arrangement” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information. Also included in the total revenue decrease in Q4 2015 described above, was a decrease in our Direct channel of $34.5 million compared to Q4 2014, primarily due to a reduction in catalogues, pages within recurring catalogues and distribution, as well as shift in timing of distribution.

Total revenue recognized from points redemption under the loyalty program in Q4 2015 was $2.1 million (Q4 2014: $14.8 million) and total revenue deferred related to points issuances in Q4 2015 was $5.2 million (Q4 2014: $13.9 million). Total revenue recognized in Q4 2015 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) decreased to $1.0 million (Q4 2014: $3.1 million). The decreases in Q4 2015 were primarily due to less points issued and redeemed compared to Q4 2014.

Cost of goods and services sold was 6.6% lower in Q4 2015 compared to Q4 2014. This decrease was primarily attributable to lower sales volumes which included the impact of store closures subsequent to the end of Q4 2014, partially offset by the weakening Canadian dollar compared to the U.S. dollar, which negatively impacted Q4 2015 by $20.3 million.

The Company’s gross margin rate was 28.7% in Q4 2015 compared to 30.4% in Q4 2014. The decrease in the gross margin rate was due primarily to reduced margin in all product categories in Home & Hardlines, and Apparel & Accessories. Excluding the negative impact of the weakening Canadian dollar in Fiscal 2015, the gross margin rate would have improved by 60 bps compared to Q4 2014 (31.0% in Q4 2015 compared to 30.4% in Q4 2014). The Company has an active program in place to respond to the effects of the weaker Canadian dollar. The Company continues to maintain its foreign exchange hedging programs and operating processes to manage the impact of future volatility in the exchange rate. These programs and processes are expected to continue to partially mitigate foreign exchange risk in 2016. The gross margin rate for Q4 2015 was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin rate by 230 basis points.

Selling, administrative and other expenses, including depreciation and amortization expense decreased by $56.7 million or 12.6% to $393.6 million in Q4 2015 compared to Q4 2014. Excluding transformation expenses of $9.7 million in Q4 2015 (Q4 2014: $0.3 million), impairment charges and other non-recurring items in Q4 2015 as shown in the reconciliation of the Company’s net earnings (loss) to Adjusted EBITDA in Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA”, selling, administrative, and other expenses decreased by $30.2 million, or 8.7%, in Q4 2015 compared to Q4 2014. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower spending on advertising and payroll, as well as lower depreciation expenses. Advertising expense decreased primarily due to reductions in retail advertising and catalogue pages. Payroll expense decreased primarily due to a reduced number of employees, as a result of store closures and transformation actions in Fiscal 2015 and Fiscal 2014.

Depreciation and amortization expense in Q4 2015 decreased by $12.1 million, compared to Q4 2014, primarily due to the impairment of certain assets in Fiscal 2014 and the completion of the sale and leaseback transactions during Fiscal 2015 (see Note 27 “Gain on sale and leaseback transactions”of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information). The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis. See Note 9 “Property, plant and equipment and investment properties”, Note 10 “Goodwill and intangible assets” and Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information regarding impairment costs.

Finance expense in Q4 2015 increased to $2.1 million compared to finance recovery of $4.7 million in Q4 2014, primarily attributable to the interest expense on income tax assessments and reassessments for the current and prior years of $0.6 million (Q4 2014: interest recovery of $6.4 million on income tax assessments for prior years).

Interest income in Q4 2015 of $0.3 million was comparable to interest income in Q4 2014.

Income tax recovery decreased to $0.5 million in Q4 2015 compared to $25.8 million in Q4 2014. The income tax recovery in Q4 2014 included the carry back of losses generated by the Company in Fiscal 2014, to recover incomes taxes paid related to Fiscal 2013, and settlements reached for fiscal years 2006 to 2008.

Adjusted EBITDA in Q4 2015 was a loss of $51.2 million, compared to a loss of $28.8 million in Q4 2014, an increase of $22.4 million. Adjusted EBITDA was negatively impacted by $18.8 million due to the weakening Canadian dollar compared to the U.S. dollar, $27.8 million due to reduced revenues and incremental expenses incurred after the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $4.7 million of costs incurred to update and modernize the Company’s loyalty program and $1.0 million in restructuring costs. These negative impacts were partially offset by an increase of $13.6 million related to the closure of underperforming stores subsequent to Q4 2014, and a decrease of $5.9 million in loyalty point redemptions. Excluding the impact of these items, Adjusted EBITDA for Q4 2015 improved by $10.4 million compared to Q4 2014. The programs and processes discussed above to counter the impact of the weaker Canadian dollar are expected to continue to partially mitigate foreign exchange risk for 2016. Adjusted EBITDA is a non-IFRS measure.

2. Consolidated Financial Position, Liquidity and Capital Resources

Current assets as at January 30, 2016 were $1,133.7 million, which was $16.1 million lower than as at January 31, 2015. The decrease was primarily due to a $91.3 million decrease in income taxes recoverable primarily due to refunds received related to fiscal years 2006 to 2008 and the carry back of losses generated by the Company during Fiscal 2014, a $13.6 million decrease in accounts receivable primarily relating to the termination of the credit card arrangement with JPMorgan Chase. The decreases were partially offset by a $54.9 million increase in cash, a $23.4 million increase in inventory primarily due to increased inventory costs from the weakening of the Canadian dollar compared to the U.S. dollar and an $8.8 million increase in assets classified as held for sale due to the announcement of the future closure of Park Street Logistics Centre described in Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2015.

Current liabilities as at January 30, 2016 were $590.7 million, which was $37.1 million lower than as at January 31, 2015. The decrease was primarily due to a $26.7 million decrease in accounts payable and accrued liabilities primarily due to timing of payments for inventory receipts and expense reductions and a $12.9 million decrease in deferred revenue primarily related to reduced sales of gift cards, and a decrease in points issuances under the loyalty program.

Inventories were $664.8 million as at January 30, 2016 compared to $641.4 million as at January 31, 2015. The $23.4 million increase in the inventory balance is due to increased inventory costs from the weakening of the Canadian dollar compared to the U.S. dollar, partially offset by reduced inventory related to store closures.

Total cash was $313.9 million as at January 30, 2016, as compared to $259.0 million as at January 31, 2015. The increase of $54.9 million was primarily due to net proceeds received from the sale and leaseback transactions described in Note 27 “Gain on sale and leaseback transactions” of the Notes to the Consolidated Financial Statements for Fiscal 2015, proceeds from JPMorgan Chase arising on the sale of their portfolio of credit card accounts related to the Sears credit card and Sears Mastercard described in Note 28 “Gain on termination of credit card arrangement” of the Notes to the Consolidated Financial Statements for Fiscal 2015, and income tax refunds related to the reassessment of the 2006 to 2008 taxation years and the carry back of losses generated by the Company during Fiscal 2014. The impact of these increases was partially offset by cash used for operating activities and purchases of property, plant and equipment and intangible assets during Fiscal 2015.

Total assets and liabilities as at the end of Fiscal 2015 and Fiscal 2014 are as follows:

	As at	As at
(in CAD millions)	January 30, 2016	January 31, 2015
Total assets	$1,633.2	$1,774.1
Total liabilities	$1,079.0	$1,203.3

Total assets as at January 30, 2016 decreased by $140.9 million to $1,633.2 million compared to $1,774.1 million as at January 31, 2015, primarily due to decreases in property plant and equipment of $123.5 million resulting from impairment of property, plant and equipment and intangible assets as well as the sale of assets to Concord and depreciation, decreases in income taxes recoverable of $91.3 million and accounts receivable of $13.6 million, partially offset by increases in cash of $54.9 million, inventories of $23.4 million, assets classified as held for sale of $8.8 million and intangible assets of $6.3 million primarily related to expenditures for upgrades to the Company’s Information Technology (“IT”) infrastructure.

Total liabilities as at January 30, 2016 decreased by $124.3 million to $1,079.0 million compared to $1,203.3 million as at January 31, 2015, primarily due to a decrease in the retirement benefit liability of $80.5 million resulting from the remeasurement of the defined benefit retirement plans, and contributions to these plans by the Company exceeding the retirement benefit plans expense for Fiscal 2015, described in Note 20 “Retirement benefits plans” of the Consolidated Financial Statements for Fiscal 2015. The decrease in total liabilities was also due to decreases in accounts payable and accrued liabilities of $26.7 million, other taxes payable of $17.3 million and deferred revenue of $15.5 million, partially offset by an increase in provisions of $17.2 million.

Cash flow used for operating activities - Cash flow used for operating activities decreased by $63.1 million in Fiscal 2015 to $201.5 million, as compared to cash flow used for operating activities of $264.6 million in Fiscal 2014. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The decrease in cash used for operating activities was primarily attributable to a lower net loss, after adjusting for depreciation and amortization expense, net impairment losses, gain on sale and leaseback transactions, gain on termination of credit card arrangement and the gain on sale of interest in joint arrangements. The decrease was also attributable to tax refunds received in Fiscal 2015 related to taxation years 2006 to 2008 and the carry back of losses generated by the Company in Fiscal 2014, partially offset by higher contributions to the retirement benefit plans.
Cash flow generated from investing activities - Cash flow generated from investing activities was $258.9 million in Fiscal 2015, as compared to cash flow generated from investing activities of $18.9 million in Fiscal 2014. The increase of $240.0 million in cash generated from investing activities was primarily due to $174.0 million of proceeds received from the termination of the credit card arrangement with JPMorgan Chase described in Note 28 “Gain on termination of credit card arrangement” of the Notes to the Consolidated Financial Statements for Fiscal 2015, $130.0 million of proceeds received from the sale and leaseback transactions in Fiscal 2015, partially offset by purchases of property, plant and equipment and intangible assets of $45.4 million. Fiscal 2014 included $71.7 million of proceeds from the sale of interest in joint arrangements described in the Note 11 “Joint arrangements” of the Consolidated Financial Statements for Fiscal 2015, partially offset by purchases of property, plant and equipment and intangible assets of $54.0 million.
Cash flow used for financing activities - Cash flow used for financing activities decreased to $5.8 million in Fiscal 2015 compared to $11.0 million in Fiscal 2014, a decrease of $5.2 million. Fiscal 2014 financing activities included the repayment of long-term obligations associated with the Company’s interests in certain shopping centre joint arrangements that were disposed of during Fiscal 2014.

Contractual Obligations

Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$332.7	$332.7	$332.7	$—	$—	$—
Finance lease obligations including payments due within one year[1]	24.2	30.2	5.6	10.0	8.7	5.9
Operating lease obligations[2]	n/a	376.3	81.2	130.2	81.5	83.4
Royalties[2]	n/a	15.9	3.4	7.2	5.3	—
Purchase agreements[2,4]	n/a	13.4	12.2	0.5	0.5	0.2
Retirement benefit plans obligations[3]	326.9	65.6	20.2	39.3	5.9	0.2
	$683.8	$834.1	$455.3	$187.2	$101.9	$89.7

[1]	Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%.
[2]	Operating lease obligations, royalties and certain purchase agreements are not reported in the Consolidated Statements of Financial Position.
[3]
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

[4]
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the Consolidated Statements of Financial Position.

Retirement Benefit Plans
The Company currently maintains a defined benefit registered pension plan and a defined contribution registered pension plan which covers eligible, regular full-time employees as well as some of its part-time employees. The defined benefit plan provides pensions based on length of service and final average earnings. In addition to a registered retirement savings plan, the pension plan includes a non-registered supplemental savings arrangement in respect to the defined benefit plan. The non-registered portion of the plan is maintained to enable certain employees to continue saving for retirement in addition to the registered limit as prescribed by the Canada Revenue Agency. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust (“Other Benefits Plan”). Also provided for under the health and welfare trust are short-term disability payments for active employees.

In Fiscal 2015, the Company’s retirement benefit plan obligations decreased by $80.5 million to $326.9 million compared to Fiscal 2014 primarily due to an increase in the discount rate and contributions to the retirement benefit plans by the Company exceeding the retirement benefit plans expense for Fiscal 2015.

In December 2013, the Company amended the early retirement provision of its defined benefit plan to eliminate a benefit for employees who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended the defined benefit plan for improvements that increase portability of employee benefits, with effect March 1, 2014. In December 2013, the Company froze the benefits offered under the Other Benefits Plan to benefits levels as at January 1, 2015. Refer to Note 20 “Retirement benefit plans” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for more details.

During Fiscal 2015 the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits Plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during Fiscal 2015 related to these offers as shown in the Consolidated Statements of Net Loss and Comprehensive Loss. This payment is included in “Retirement benefit plans contributions” in the Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive income (loss)” (“OCI”).

During Fiscal 2014, the Company’s defined benefit plan offered lump sum settlements to those terminated employees who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers of $23.6 million were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits Plan. The Company incurred expenses of $0.8 million related to these offers, during 2014 and these expenses were included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. In 2014, the Company paid $13.8 million to settle acceptances from the Other Benefits Plan offer included in “Retirement benefit plans contributions” in the Consolidated Statements of Cash Flows, and recorded a pre-tax gain on settlement of retirement benefits of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) related to these offers as shown in the Consolidated Statements of Net Loss and Comprehensive Loss. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.7 million increase to OCI.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, which was completed on June 30, 2014. An actuarial valuation of the health and welfare obligations is performed at least every three years, with the last valuation completed as of January 31, 2014.

During Fiscal 2014, the Company changed the target asset allocation to 55-80% fixed income and 20-45% equity for the defined benefit registered pension plan. For the assets in the health and welfare trust, included in Other Benefit Plans, the asset allocation is 100% fixed income. As at the end of Fiscal 2015 and 2014, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Starting in 2016, the Corporation is refining the method used to estimate the interest components of the net periodic benefit cost for pension and other post retirement benefits. Previously, this cost was estimated utilizing a single weighted-average discount rate derived from the yield curve used to measure the defined benefit obligation at the beginning of the year. Under the refined method, we have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. This change was made to provide a more precise measurement of interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. Differentiating in this way represents a refinement in the basis of estimation applied in prior periods. This change does not affect the measurement of the total defined benefit obligation recorded on the Consolidated Statement of Financial Position as at January 30, 2016 or any other period. This change is accounted for prospectively as a change in accounting estimate.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consisted of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of its Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in Fiscal 2014 related to the Amended Credit Facility.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $120.1 million as at January 30, 2016 after application of the pension deficit reserve (January 31, 2015: $260.7 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at January 30, 2016, six properties in Canada had been registered under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral.

The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at January 30, 2016.

As at January 30, 2016, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $3.2 million included in “Other long-term assets” in the Consolidated Statements of Financial Position (January 31, 2015: no borrowings and unamortized transaction costs of $4.2 million included in “Other long-term assets”). In addition, the Company had $63.3 million (January 31, 2015: $39.3 million) of letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding if not paid.

As at January 30, 2016, the Company had outstanding merchandise letters of credit of U.S. $4.8 million (January 31, 2015: U.S. $6.9 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.

Upon completion of the sale and leaseback transactions with Concord, the Company was released from all previous agreements with Concord, and the demand mortgage and the demand mortgage for $25.0 million previously secured by the property in Burnaby, British Columbia, was discharged.

3. Financial Instruments

The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate risk, fuel price and natural gas price risk. See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.

Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $381.2 million as at January 30, 2016 (January 31, 2015: $340.5 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the Consolidated Statements of Financial Position, totaled $6.0 million as at January 30, 2016 (January 31, 2015: $8.3 million). As at January 30, 2016, no individual party represented 10% or more of the Company’s net accounts receivable (January 31, 2015: one party represented 11.0% of the Company’s net accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Foreign exchange risk

The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at January 30, 2016, there were forward contracts outstanding with a notional value of U.S. $168.0 million (January 31, 2015: U.S. $40.0 million) and a fair value of $6.6 million included in “Derivative financial assets” (January 31, 2015: $7.2 million included in “Derivative financial assets”) in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to October 2016. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at January 30, 2016, the designated portion of these hedges was considered effective.

While the notional principal of these outstanding financial instruments is not recorded in the Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacted net loss earnings.

During Fiscal 2015, the Company recorded a loss of $3.2 million (2014: loss of $5.0 million), in “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash, accounts receivable and accounts payable.

The year end exchange rate was 0.714 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.4 million for U.S. dollar denominated balances included in cash and accounts payable.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at January 30, 2016 was a net asset of $315.2 million (January 31, 2015: net asset of $260.3 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.6 million for net assets subject to interest rate risk included in cash and other long-term assets at the end of Fiscal 2015.

Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at January 30, 2016, the fixed to floating rate swap contracts outstanding had a notional volume of 2.4 million litres (January 31, 2015: 4.7 million litres) of diesel and nil gigajoules (“GJ”) (January 31, 2015: 0.3 million GJ) of natural gas and a fair value of less than $0.1 million (January 31, 2015: less than $0.1 million) combined in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to January 31, 2017 with monthly settlement of maturing contracts.

4. Funding Costs

The funding costs for the Company in Fiscal 2015 and Fiscal 2014 are outlined in the table below:

	Fourth Quarter		Fiscal
(in CAD millions)	2015	2014	2015	2014
Interest costs
Total long-term obligations at end of period[1]	$24.2	$28.1	$24.2	$28.1
Average long-term obligations for period[2]	24.6	28.6	26.1	31.0
Long-term funding costs[3]	0.4	0.5	1.9	2.3
Average rate of long-term funding	6.5%	7.0%	7.3%	7.4%

[1]	Includes current portion of long-term obligations.
[2]	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
[3]
Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, accretion on the long-term portion of provisions, interest (recovered) accrued related to uncertain tax positions and sales tax assessments

See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” of this MD&A for a description of the Company’s funding sources.

5. Related Party Transactions

As at March 17, 2016, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, (collectively “ESL”), was the beneficial holder of 46,162,515 common shares, representing approximately 45.3%, of the Company’s total outstanding common shares. Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.
On October 2, 2014, Holdings announced the commencement of a rights offering for 40 million common shares of the Company. Each holder of Holdings’ common stock received one subscription right for each share of Holdings’ common stock held as of the close of business on October 16, 2014, the record date for the rights offering. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Holdings in the rights offering at a price of $10.60 per share (U.S. $9.50 per share).
In connection with the rights offering, the Company listed its common shares on the NASDAQ where the rights were also listed. The subscription rights expired at the close of business on November 7, 2014. ESL exercised their pro rata portion of the rights in full in Fiscal 2014.

Transactions in the ordinary course of business between the Company and Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Note 30 “Related party transactions” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information regarding these related party transactions.
Intangible Properties
The Company has a license from Holdings to use the name “Sears” as part of its corporate name. The Company also has licenses from Holdings to use other brand names, including Kenmore®, Craftsman®, and DieHard®. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Holdings trademarks used by the Company in Canada.
Software Agreement
The Company and Holdings are parties to an information technology agreement for the sharing of information technology and software development, ownership and costs, which agreement, as amended October 7, 2014, terminated when Holdings ceased to control 50% of the voting power of Sears Canada, subject to a three year transition period.
Import Services and Consulting Services
Pursuant to an agreement between Holdings and the Company dated January 1, 1995, Sears Canada utilizes the international merchandise purchasing services of Holdings. Holdings may provide assistance to the Company with respect to monitoring and facilitating the production, inspection and delivery of imported merchandise and the payment to vendors. Sears Canada pays Holdings a fee based on a stipulated percentage of the value of the imported merchandise. In Fiscal 2015, Sears Canada paid $3.8 million to Holdings in connection with this agreement compared to $3.6 million in Fiscal 2014.
The Company and ESL are parties to an agreement where ESL will provide, when requested by the Company, investment, business and real estate consulting services to the Company. There will be no fees, expenses or disbursements payable by the Company to ESL for these services.
Review and Approval
Material related party transactions are reviewed by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”). The Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

6. Shareholders’ Equity
The only outstanding shares of the Company are common shares. The number of outstanding common shares at the end of Fiscal 2015 and Fiscal 2014 are as follows:

	As at January 30, 2016	As at January 31, 2015
Outstanding common shares	101,877,662	101,877,662

In Fiscal 2015, no common shares were issued (2014: no common shares were issued) with respect to the exercise of options pursuant to the Employees Stock Plan as all options expired on February 1, 2014. Refer to Section 7 “Share Based Compensation” for additional information.
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”) and permitted the Company to purchase for cancellation its common shares. Purchases were allowed to commence on May 24, 2013 and were to be terminated by May 23, 2014. There were no share purchases made under the 2013 NCIB. The Company did not renew the Normal Course Issuer Bid subsequent to May 23, 2014.
Prior to May 23, 2014, from time to time, when the Company did not possess material undisclosed information about itself or its securities, it entered into a pre-defined plan with a designated broker to allow for the repurchase of common shares at times when the Company ordinarily would not have been active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. Any such plans entered into with the Company’s designated broker were adopted in accordance with the requirements of applicable Canadian securities laws.

As at March 17, 2016, there were 101,877,662 common shares outstanding.

7. Share Based Compensation

Restricted Share Unit Grant (“RSU”)
On September 1, 2015, the Company approved the grant of 500,000 restricted share units (“RSUs”) to an employee under an equity based compensation plan, vesting over three years on a tranche basis. This grant is to be settled in shares and is contingent upon shareholder approval at the Annual and Special Meeting of the Shareholders on April 27, 2016, and if not approved, would result in cash payments over the next three years to this employee equivalent to the value of the RSUs had they been issued as determined at each vesting date. As at the end of Fiscal 2015, these payments are estimated to total approximately $3.1 million.
The Company granted restricted share units (“RSUs”) to an employee in Fiscal 2014 under an equity-based compensation plan, which were forfeited in Fiscal 2015.

8. Accounting Policies and Estimates
a. Critical Accounting Estimates
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities.
8.1 Legal liabilities
Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 16 “Provisions” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.

8.2 Inventory
8.2.1 Obsolescence, valuation and inventory stock losses
Inventory is written down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.
An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.
Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.
8.2.2 Vendor rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.

8.2.3 Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.
Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 7 “Inventories” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.3 Impairment of property, plant and equipment and intangible assets
The Company’s property, plant and equipment and intangible assets have been allocated to cash generating units (“CGU”). At the end of each reporting period, the carrying amounts of property, plant and equipment and intangible assets are assessed to determine if there is any evidence that an asset is impaired. Determining if there are any facts and circumstances indicating impairment loss is a subjective process involving judgment and a number of estimates and assumptions. If there are such facts and circumstances, the recoverable amount of the asset is estimated.
Assets that cannot be tested individually for impairment are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit or CGU).
The recoverable amount of an asset or a CGU is the higher of its value in use and fair value less costs to sell. To determine value in use, expected future cash flows are discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In the process of measuring expected future cash flows, the Company makes assumptions about future operating profit. These assumptions relate to future events and circumstances. Although the assumptions are based on market information available at the time of the assessment, actual results may vary.
The Company’s corporate and intangible assets do not generate separate cash flows. If there is evidence that a corporate or intangible asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of the CGU to which the corporate asset belongs is higher than its recoverable amount.
Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 9 “Property, plant and equipment and investment properties” Note 10 “Goodwill and intangible assets” and Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.4 Impairment of goodwill
Determining whether goodwill was impaired required the Company to determine the recoverable amount of the CGU to which the goodwill was allocated. To determine the recoverable amount of the CGU, management was required to estimate its value by evaluating expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use. See Note 10 “Goodwill and intangible assets” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.

8.5 Retirement benefit liability
The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.
Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and OCI in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 20 “Retirement benefit plans” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.6 Loyalty program deferred revenue
The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated at the initial sale transaction, based on historical behaviour and trends in redemption rates and redemption values, as well as an adjustment for the percentage of points that are expected to be converted to reward cards, but for which the likelihood of redemption is remote (“reward card breakage”).
Changes in estimates may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 13 “Deferred revenue” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.7 Derivative assets and liabilities
All derivatives are measured at fair value. U.S. dollar forward contracts are traded over-the-counter and give holders the right to buy a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate. The fair value of fuel swaps is based on counterparty confirmations tested for reasonableness by discounting estimated future cash flows derived from the terms and maturity of each contract using market fuel prices at the measurement date. The Company is required to estimate various inputs which are used in these calculations that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.
Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or OCI in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.8 Provisions
Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 16 “Provisions” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.9 Leasing arrangements
The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of an asset, lease term and existence of a bargain renewal option.
Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Current portion of long-term obligations” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 19 “Leasing arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.10 Taxes
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net loss will be affected positively or negatively. The Company also uses judgment in assessing the likelihood that deferred income tax assets will be recovered from future taxable income by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws.

Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Other long-term assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax (expense) recovery” in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 22 “Income taxes” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.
8.11 Gift Card
The gift card liability is based on the total amount of gift cards outstanding which have not yet been redeemed by customers. The Company also recognizes income when the likelihood of redeeming the gift card is remote (“gift card breakage”). Gift card breakage is estimated based on historical redemption patterns. Changes in estimates of the redemption patterns may result in changes to “Deferred Revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net Loss and Comprehensive Loss.
8.12 Classification of joint arrangements
The Company had classified its interests in real estate joint arrangements related to shopping centres as joint operations. In doing so, the Company determined that the decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances for each joint arrangement and determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements were joint operations and were recognized in accordance with the Company’s interest in the assets, liabilities, revenues and expenses of these arrangements. See Note 11 “Joint arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for additional information.

b. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases. This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s Consolidated Financial Statements and related note disclosures.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s Consolidated Financial Statements and related note disclosures.

In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s Consolidated Financial Statements and related note disclosures.

9. Disclosure Controls and Procedures

Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, MPC and AIF is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Executive Chairman and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.
Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the year ended January 30, 2016.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at the fiscal year-end, being January 30, 2016. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Fiscal 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no such changes occurred during this period.
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

10. Risks and Uncertainties

Risks Relating to Our Business

If the Company is unable to compete effectively in the highly competitive retail industry, the Company’s business and results of operations could be materially adversely affected.

The Canadian retail market remains highly competitive as key players and new entrants compete for market share. International retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company’s competitors include traditional full-line department stores, discount department stores, wholesale clubs, ‘big-box’ retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of the Company’s competitors could have a material adverse effect on the Company’s business, results of operations, and financial condition.

In order to stay competitive and relevant to our customers, the Company’s strategic plan for 2016 is centered on three areas of focus: increase revenue, operate profitably and maintain a strong balance sheet. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company’s control. The inability to execute and integrate strategic plans could have a negative impact on the Company’s current operations, market reputation, customer satisfaction and financial position. The Company’s ability to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

Additional risk may arise when retailers carrying on business in Canada in competition with the Company engage in marketing activities which are not in full compliance with Canadian legal requirements regarding advertising and labeling rules and product quality standards. Such retailers may gain an unfair advantage and their activities may negatively affect the Company’s business and results of operations.

Due to the seasonality of the Company’s business, the Company’s results of operations would be adversely affected if the Company’s business performed poorly in the fourth quarter or as a result of unseasonable weather patterns.

The Company’s operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues vary by quarter based upon consumer spending behavior. Historically, the Company’s revenues and earnings have been higher in the fourth quarter due to the holiday season and we have reported a disproportionate level of earnings in that quarter. As a result, the fourth quarter results of operations significantly impacts the Company’s annual results of operations. The Company’s fourth quarter results of operations may fluctuate significantly based on many factors, including holiday spending patterns and weather conditions. In addition, the Company offers many seasonal goods and services. The Company establishes budgeted inventory levels and promotional activity in accordance with its strategic initiatives and expected consumer demand. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

If the Company fails to offer merchandise and services that the Company’s customers want, the Company’s sales may be limited, which would reduce the Company’s revenues and profits and adversely impact the Company’s results of operations.

To be successful, the Company must identify, obtain supplies, and offer to customers attractive, relevant and high-quality merchandise and services on a continuous basis. Customers’ preferences may change over time. If we misjudge either the demand for products and services the Company sells or the Company’s customers’ purchasing habits and tastes, the Company may be faced with excess inventories of some products and missed opportunities for products and services the Company chose not to offer. This could have a negative effect on the Company’s revenues and profits and adversely impact our results of operations.

The Company’s failure to retain its senior management team and to continue to attract qualified new personnel could adversely affect the Company’s business and results of operations.

The Company’s success is dependent on its ability to attract, motivate and retain senior leaders and other key personnel. On August 28, 2015, the Company’s President and CEO resigned to pursue other opportunities. The loss of one or more of the members of the Company’s senior management may disrupt the Company’s business and adversely affect its results of operations. Furthermore, the Company may not be successful in attracting, assimilating and retaining new personnel to grow its business profitably. The inability to attract and retain key personnel could have an adverse effect on the Company’s business.

If the Company does not successfully manage its inventory levels, the Company’s results of operations will be adversely affected.

The Company must maintain sufficient in-stock inventory levels to operate the business successfully while minimizing out- of-stock levels. A significant portion of inventory is sourced from vendors requiring advance notice periods in order to supply the quantities that we require. These lead times may adversely impact the Company’s ability to respond to changing consumer preferences, resulting in inventory levels that are insufficient to meet demand or in merchandise that may have to be sold at lower prices. Inappropriate inventory levels or a failure to accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory may negatively impact the Company’s results of operations.

If the Company is unable to secure an agreement with a financial institution for the management of the Company’s credit and financial services operations, it could materially adversely affect the Company’s results of operations.

On November 15, 2015, the program agreement between JPMorgan Chase and the Company relating to the Sears Card and Sears MasterCard credit cards expired. The Company is currently in the process of considering available options with respect to the future management of the credit and financial services operations, but it is likely that the Company will not secure an agreement with substantially the same terms and conditions that it previously had with JPMorgan Chase, and there is a risk that the Company may not be able to secure a new agreement at all, which will continue to have a material adverse effect on the Company’s results of operations and financial condition.

If the Company’s new loyalty program is unable to attract and retain a sufficient amount of customers, it could adversely affect the Company’s results of operations.

On November 16, 2015 the Company launched its new and enhanced Sears Club loyalty program which allows customers to earn and redeem points on purchases at Sears using cash or any debit or credit card accepted by Sears. If the loyalty program does not retain and attract customers, this could have a negative effect on the Company’s revenues and profits and adversely impact the Company’s results of operations and financial condition.

If the Company is unable to migrate a sufficient amount of catalogue customers and business to online, it could adversely affect the Company’s results of operations.

The Company is purposefully reducing its catalogue space and engaging with customers to move them into the online arena. As the Company manages the migration from catalogue to online, catalogue sales may not convert to online sales as quickly as the Company expects and the Company may have to increase its marketing efforts and promotional offers to make this change happen in a shorter timeline. In addition, there is a risk that the secular decline of catalogue sales increases at a faster rate than the Company expects.

The Company relies extensively on computer systems to process transactions, summarize results and manage its business. Disruptions in these systems could harm the Company’s ability to run its business.

Given the number of individual transactions that the Company processes each year, it is critical that the Company maintains uninterrupted operation of its computer and communications hardware and software systems. These systems are subject to obsolescence, damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, natural disasters and adverse weather occurrences and usage errors by the Company’s employees. If the systems are damaged or cease to function properly, the Company may have to make a significant investment to fix or replace them, may suffer interruptions in operations in the interim and the Company’s reputation with its customers may be harmed.

The Company’s ability to maintain sufficient inventory levels in its stores is critical to the Company’s success and largely depends upon the efficient and uninterrupted operation of its computer and communications hardware and software systems. Any material interruption in the Company’s computer operations may have a material adverse effect on the Company’s business and results of operations.

The Company relies on foreign sources for significant amounts of its merchandise, and the Company’s business may therefore be negatively affected by the risks associated with international trade.

The Company is dependent upon a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the sourcing and delivery of this merchandise, including: potential economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations; changes in international laws, rules and regulations pertaining to the importation of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company’s business and results of operations.

Damage to the reputations of the brands the Company sells could reduce the Company’s revenues and profits and adversely impact the Company’s results of operations.

As a diverse and multi-channel retailer, the Company promotes many brands as part of the Company’s normal course of business. These brands include the Sears brand, Sears private label brands for product lines such as Jessica®, and non-proprietary brands exclusive to the Company. Damage to the reputation of these brands or the reputation of the suppliers of these brands could negatively impact consumer opinions of the Company or its related products and reduce its revenues and profits and adversely impact its results of operations. In those circumstances, it may be difficult and costly for the Company to regain customer confidence.

If the Company’s relationships with its significant suppliers were to be impaired, it could have a negative impact on the Company’s competitive position and adversely impact its results of operations and financial condition.

Although the Company’s business is not substantially dependent on any one supplier, the Company’s relationship with certain suppliers is of significance to its merchandising strategy, including attracting customers to its locations, cross-segment sales and image. The loss of a significant supplier relationship could result in lower revenues and decreased customer interest in the Company’s stores, which, in turn, would adversely affect the Company’s results of operations and financial condition. In addition, the Company may not be able to develop relationships with new suppliers, and products from alternative sources, if any, may be of a lesser quality and more expensive than those the Company currently purchases.

We rely on third parties to provide us with services in connection with the administration of certain business functions.

The Company has entered into agreements with third-party service providers (both domestic and international) to provide processing and administration functions over a broad range of areas. These areas include finance and accounting, information technology, call centre, payroll and procurement functions. Services provided by third parties as a part of outsourcing initiatives could be interrupted as a result of many factors, such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages or other significant events outside of the Company’s control, contract disputes, or failure by third parties to provide these services on a timely basis within service level expectations and performance standards, which could result in a disruption of the Company’s business, and adversely affect the Company’s results of operations. In addition, to the extent the Company is unable to maintain its outsourcing arrangements, it could potentially incur substantial costs, including costs associated with hiring new employees, in order to return these services in-house.

The Company relies on its relationship with a number of licensees to manage and operate the day-to-day operations of certain components of the Company’s business.

The Company has entered into licensing arrangements with various third parties. The financial instability of licensees and their inability to fulfill the terms and obligations under their respective agreements with the Company could potentially have a negative effect on the Company’s revenues with respect to these arrangements and could cause the Company to incur substantial costs, including moving the services in-house or finding an alternative third party to perform the services.

Certain of the Company’s licensees have recently experienced financial difficulties. On May 27, 2015, TravelBrands Inc. (“TravelBrands”) sought and obtained an initial order under the Companies’ Creditors Arrangements Act (Canada). The Ontario Superior Court of Justice granted TravelBrands the protections afforded by a stay of proceedings while it continued to pursue restructuring initiatives. TravelBrands exited creditor protection subsequent to the end of Fiscal 2015, and continues to be a licensee of the Company, as the Company signed a new contract with TravelBrands with a revised commission structure during Fiscal 2015. TravelBrands manages the day-to-day operations of all Sears Travel offices and pays fees to the Company. On January 9, 2014, PricewaterhouseCoopers Inc. (“PwC”) was appointed as receiver of SHS Services Management Inc./Gestion Des Services SHS Inc. and SHS Services Limited Partnership (together, “SHS”) pursuant to the Bankruptcy and Insolvency Act (Canada). Earlier, on December 13, 2013, PwC was appointed as interim receiver of SHS. Since that time, SHS’s operations have been wound down and PwC has been discharging its duties, first as interim receiver and then as receiver, under the relevant appointment orders. Prior to its receivership, SHS was a third-party provider of home products and services that operated under the Sears Home Services/Services résidentiels Sears brand name pursuant to a concession agreement with Sears Canada Inc.

The lack of willingness of the Company’s vendors to provide acceptable payment terms could negatively impact the Company’s liquidity and/or reduce the availability of products or services that the Company seeks to procure.

The Company depends on its vendors to provide it with financing for the Company’s purchases of inventory and services. The Company’s vendors could seek to limit the availability of vendor credit to the Company or other terms under which they sell to the Company, or both, which could negatively impact the Company’s liquidity. In addition, the inability of the Company’s vendors to access liquidity, or the insolvency of the Company’s vendors, could lead to their failure to deliver inventory or other services to the Company. Certain of the Company’s vendors may finance their operations and/or reduce the risk associated with collecting accounts receivable from the Company by selling or “factoring” the receivables or by purchasing credit insurance or other forms of protection from loss associated with the Company’s credit risks. The ability of the Company’s vendors to do so is subject to the Company’s perceived credit quality. The Company’s vendors could be limited in their ability to factor receivables or obtain credit protection in the future because of the Company’s perceived financial position and credit worthiness, which could reduce the availability of products or services the Company seeks to procure.

The Company may be subject to product liability claims if people or properties are harmed by the products the Company sells or the services it offers.

The Company sells products produced by third party manufacturers. Some of these products may expose the Company to product liability claims relating to personal injury, death or property damage caused by such products and may require the Company to take actions, such as product recalls. In addition, the Company also provides various services which could give rise to such claims. Although the Company maintains liability insurance to mitigate these potential claims, the Company cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature, as well as product recalls, could also have a negative impact on customer confidence in the products and services the Company offers and on the Company’s reputation, and adversely affect the Company’s business and its results of operations.

If the Company does not maintain the security of its customers, employees or Company information, the Company could damage its reputation, incur substantial additional costs and become subject to litigation.

Cyber-security risks such as malicious software and attempts to gain unauthorized access to data are rapidly evolving. Technologies or software used to gain unauthorized access, and/or disable, degrade or harm the Company’s systems may be difficult to detect or scope for prolonged periods of time, and the Company may be unable to anticipate these techniques or put in place protective or preventative measures. These attempts to gain unauthorized access could lead to disruptions in the Company’s systems, unauthorized release of confidential or otherwise protected information or corruption of data. If individuals are successful in filtrating, breaking into, disrupting, damaging or otherwise stealing from the Company’s computer systems or those of its third-party providers, the Company may have to make significant investments to fix or replace them, the Company may suffer interruptions in its operations in the interim, the Company may face costly litigation, government investigations, government enforcement actions, fines and/or lawsuits, the ability of customers to shop with the Company may be impacted or halted, and the Company’s reputation with its customers and members may be significantly harmed. There is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches. A data security breach or any failure by the Company to comply with applicable privacy and information security laws and regulations could result in a loss of customer or member confidence and negatively impact the Company’s business and its results of operations.

The Company is subject to a number of long-term real estate leases which could restrict the Company’s ability to respond to changes in demographics or the retail environment and adversely impact the Company’s results of operations.

As of January 30, 2016, the Company operated a total of 95 Full-line department stores, 222 specialty stores (including 41 Sears Home stores, 23 Outlet stores, 125 Hometown stores operated under independent local ownership and 33 Corbeil stores), 1,213 catalogue and online merchandise pick-up locations and 84 Sears Travel offices. Company owned stores consist of 11 Full-line department stores (including two stores that are included in our Outlet channel based on their merchandise mix) and two Sears Home stores, with the majority of the remainder held under long-term leases. While the Company is able to change its merchandise mix and relocate stores in order to maintain competitiveness, the Company is restricted from vacating a current site without breaching its contractual obligations and incurring lease-related expenses for the remaining portion of the lease-term. The long-term nature of the leases may limit the Company’s ability to respond in a timely manner to changes in the demographic or retail environment at any location, which could adversely affect the Company’s results of operations. In addition, when leases for the stores in the Company’s ongoing operations expire, the Company may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close stores. Accordingly, the Company is subject to the risks associated with leasing real estate, which could have an adverse effect on the Company’s results of operations.

The Company may be subject to legal proceedings if the Company violates the operating covenants in its real estate leases that could adversely affect the Company’s business and results of operations.

As of January 30, 2016, the Company had operating covenants with landlords for approximately 95 Sears brand corporate stores. An operating covenant generally requires the Company, during normal operating hours, to operate a store continuously as per the identified format in the lease agreement. As of January 30, 2016, the remaining term of the various Sears operating covenants ranged from less than one year to 20 years, with an average remaining term of approximately five years, excluding options to extend leases. Failure to observe operating covenants may result in legal proceedings against the Company and adversely affect the Company’s business and results of operations.

The Company is subject to laws and regulations that impact its business and a failure to comply with such laws and regulations could lead to lawsuits or regulatory actions against the Company that could adversely affect the Company’s business and results of operations.

Laws and regulations are in place to protect the interests and well-being of the Company’s customers and communities, business partners, suppliers, employees, shareholders and creditors. Changes to statutes, laws, regulations or regulatory policies, including changes in the interpretation, implementation or enforcement of statutes, laws, regulations and regulatory policies, could adversely affect the Company’s business and results of operations. In addition, the Company may incur significant costs in the course of complying with any changes to applicable statutes, laws, regulations and regulatory policies.

The Company’s failure to comply with applicable statutes, laws, regulations or regulatory policies could result in a judicial or regulatory judgment or sanctions and financial penalties that could adversely impact the Company’s reputation, business and results of operations. Although the Company believes that it has taken reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which it conducts business, there is no assurance that the Company will always be in compliance or deemed to be in compliance.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including those related to foreign private issuers and the Sarbanes-Oxley Act of 2002, and related regulations implemented by the United States SEC are creating uncertainty for foreign private issuers, increasing legal and financial compliance costs, and making some activities more time consuming. The Company is currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs it may incur or the timing of such costs. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, business, results of operations, financial condition and the price of our common shares.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain the Company’s current status as a foreign private issuer (“FPI”) under U.S. federal securities laws, a majority of the Company’s common shares must be directly or indirectly owned of record by non-U.S. residents. If the majority of the Company’s common shares are owned of record by U.S. residents, and any of (i) the majority of the Company’s executive officers or directors are U.S. citizens or residents, (ii) more than fifty percent of the Company’s assets are located in the United States or (iii) the Company’s business is administered principally in the United Sates, then the Company would lose its FPI status. The Company currently qualifies as a FPI, but there can be no assurance that it will continue to meet these requirements in the future. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian FPI. If the Company ceases to be a FPI, the Company would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms currently available to the Company. The Company may also be required to prepare its financial statements in accordance with U.S. generally accepted accounting principles, and these additional reporting obligations could be costly and have a negative impact on the Company’s financial condition.

The Company is required to comply with federal and provincial environmental laws and regulations, the cost of which may adversely affect the Company’s results of operations and financial condition.

The Company is exposed to environmental risk as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company.

The Company is currently remediating various locations across Canada where it has operated auto centres, gas bars and a logistics facility. The extent of the remediation and the costs thereof have not yet been determined. The Company continues to monitor the costs of remediation and appropriately provide for these costs in its reserves. If we commit to renovating a leased or owned building that contains or may contain asbestos, or if asbestos is inadvertently disturbed, we will be legally obligated to comply with asbestos removal standards. The extent of this liability has not yet been determined because the costs to remove asbestos depend upon factors including, among others, the location and extent of any renovations undertaken. Inadvertent disturbance of asbestos cannot be foreseen. The costs incurred by the Company could be significant and may negatively impact the Company’s results of operations and financial condition.

The Company is exposed to a variety of legal proceedings, including class action lawsuits, and tax audits which, if adversely decided, could materially adversely affect the Company.

The Company is currently involved in various legal proceedings incidental to the normal course of business. Although the Company is of the view that the final disposition of any such litigation is not expected to have a material adverse effect on its liquidity, consolidated financial position or results of operations, the outcome of such litigation cannot be predicted with certainty and as a result, could have an adverse impact on the Company’s reputation and ultimately a material adverse effect on the Company’s results of operations and financial condition.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While we believe that the Company’s tax filing positions are appropriate and supportable, periodically, certain matters are reviewed and from time to time are challenged by the tax authorities. As the Company routinely evaluates and provides for potentially unfavorable outcomes with respect to any tax audits, it believes that the final disposition of tax audits will not have a material adverse effect on its liquidity, consolidated financial position or results of operations. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and net earnings could be affected positively or negatively in the period in which the tax audits are completed.

The Company’s results of operations may be adversely impacted if insurance coverage is deemed insufficient or if the Company or the insurance industry is affected by unexpected material events.

The Company maintains directors and officers insurance, liability insurance, business interruption and property insurance and this insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. Although the Company has taken measures to ensure that it has the appropriate coverage, including maintaining an annual reserve for liability claims, there is no guarantee that the Company’s insurance coverage will be sufficient, or that insurance proceeds will be paid to us in a timely manner. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If we incur these losses and they are material, our business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Events outside the Company’s control such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages could have a material adverse effect on the Company’s business and results of operations.

The Company’s business is sensitive to customers’ spending patterns, which may be affected by domestic and international social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, or other significant events outside of the Company’s control, any of which could lead to a decrease in spending by consumers. In addition, such events as well as systems breakdowns and power outages could cause store closures, disrupt supply chain or other operations, delay shipments of merchandise to consumers, reduce revenue and result in expenses to repair or replace facilities. Disruptions during a peak season such as the month of December, which may account for up to 40% of a year’s earnings, could have a particularly adverse effect on the Company’s business and results of operations.

The Company’s business could suffer if it is unsuccessful in making, integrating, and maintaining acquisitions and investments.

From time to time we pursue strategic acquisitions of, joint arrangements with, or investments in, other companies or businesses, although the Company has no present commitments with respect to any material acquisitions or investments. Any such acquisition, joint arrangement or investment that the Company makes may require the Company to spend its cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce the Company’s profitability and harm its business. Acquisitions, joint arrangements and investments also increase the complexity of the Company’s business and place strain on its management, personnel, operations, supply chain, financial resources, and internal financial controls and reporting functions. The Company may not be able to manage acquisitions, joint arrangements or investments effectively, which could damage the Company’s reputation, limit its growth and adversely affect its business and results of operations.

Financial Risks

The Company’s business has been and will continue to be affected by Canadian and worldwide economic conditions; worsening of current economic conditions could lead to reduced revenues and gross margins, and negatively impact the Company’s liquidity.

The Company plans its operations giving regard to economic and financial variables that are beyond its control. Changes to these variables may adversely impact the Company’s performance. Should the current economic conditions worsen, heightened competition, a decline in consumer confidence, lower disposable income, higher unemployment and personal debt levels may result, which could lead to reduced demand for the Company’s products and services. Any of these events could cause the Company to increase inventory markdowns and promotional expenses, thereby reducing the Company’s gross margins and results of operations. If the Canadian or global economies worsen, the Company could experience a decline in same store sales, erosion of gross profit and profitability.

Volatility in fuel and energy costs may have a significant impact on the Company’s operations. The Company requires significant quantities of fuel for the vehicles used to distribute and deliver inventory and the Company is exposed to the risk associated with variations in the market price for petroleum products. The Company could experience a disruption in energy supplies, including its supply of gasoline, as a result of factors that are beyond the Company’s control, which could have an adverse effect on the Company’s business. In addition, if certain of the Company’s vendors experience increases in the cost of products they purchase due to the strengthening of the U.S. dollar, it could result in increases in the prices that the Company pays for merchandise, particularly apparel and appliances, and adversely affect the Company’s results of operations. During Fiscal 2015 Adjusted EBITDA was negatively impacted by $71.9 million due to the weakening Canadian dollar compared to the U.S. dollar.

Liquidity Risk

The Company is exposed to liquidity risk and its failure to fulfill financial obligations could adversely affect its results of operations and financial condition.

The Company could face liquidity risk due to various factors, including but not limited to, the unpredictability of the current economic climate, failure to secure appropriate funding vehicles and cash flow issues relating to the operation and management of the business. Failure to fulfill financial obligations due and owing from the Company as a result of this liquidity risk could have undesirable consequences on the Company.

Fluctuations in U.S. and Canadian dollar exchange rates may adversely impact the Company’s results of operations.

The Company’s foreign exchange risk is currently limited to currency fluctuations between the Canadian and U.S. dollar. The Company is vulnerable to increases in the value of the U.S. dollar relative to the Canadian dollar because almost all of its revenues are denominated in Canadian dollars and a substantial amount of the merchandise the Company purchases is priced in U.S. dollars. The costs of these goods in Canadian dollars rise when the U.S. dollar increases in value relative to the Canadian dollar and, as a result, the Company may be forced to increase its prices or reduce its gross margins. We may use foreign currency forward and option contracts to hedge the exchange rate risk on a portion of the Company’s expected requirement for U.S. dollars. There can be no assurance that the Company’s hedging efforts will achieve their intended results or that the Company’s estimate of its requirement for U.S. dollars will be accurate, with the result that currency fluctuations may have an adverse impact on the Company’s results of operations. Also, hedging efforts may have the effect of limiting or reducing the total returns to the Company if management’s expectations concerning future events prove to be incorrect, in which case the costs associated with the hedging efforts may outweigh their benefits. Furthermore, many vendors who are paid in Canadian dollars may have significant costs that are priced in U.S. dollars. Such vendors may seek to increase prices charged to the Company for goods and services and, as a result, the Company may be forced to increase its prices or reduce its gross margins.

In addition, any significant appreciation of the Canadian dollar relative to the U.S. dollar presents an additional challenge to the Company as its customers are motivated to cross-border shop, which may have an adverse impact on the Company’s results of operations.

The Company is exposed to counterparty credit risk which could adversely affect its results of operations.

Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of counterparties to meet their payment obligations to the Company. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and investments included in other long-term assets. Cash, accounts receivable, derivative financial assets and other long-term assets of $381.2 million as at January 30, 2016 (January 31, 2015: $340.5 million) expose the Company to credit risk should the borrower default on maturity of the investment.

Although the Company seeks to manage this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating, there can be no assurance that the Company will be able to successfully manage its credit risk.

The Company invests its surplus cash in investment grade, short-term money market instruments, the return on which depends upon interest rates and the credit worthiness of the issuer. The Company attempts to mitigate credit risk resulting from the possibility that an issuer may default on repayment by requiring that issuers have a minimum credit rating and limiting exposures to individual borrowers.

Expenses associated with the Company’s retirement benefit plans may fluctuate significantly depending on changes in actuarial assumptions, future market performance of plan assets, and other events outside of the Company’s control and adversely affect the Company’s results of operations.

The Company currently maintains a defined benefit registered pension plan, a non-registered supplemental savings arrangement and a defined benefit non-pension retirement plan, which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust. The defined benefit plan continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.

There is no assurance that the Company’s retirement benefit plans will be able to earn the assumed rate of return. New regulations, regulatory orders and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates.

Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material. Plan assets consist primarily of cash, alternative investments, marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions.

Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ materially from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase. See Note 20.4 “Pension assumptions” of the Notes to the Consolidated Financial Statements for Fiscal 2015 for more information on the weighted-average actuarial assumptions for the plans.

The Company is exposed to interest rate risk which could adversely affect its results of operations.

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive. Cash and borrowings under the Company’s Amended Credit Facility, when applicable, are subject to interest rate risk. The total outstanding balance subject to interest rate risk as at January 30, 2016 was a net asset of $315.2 million (January 31, 2015: $260.3 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net (loss) earnings of $0.6 million.

Certain factors, including changes in market conditions and our credit ratings, may limit our access to capital markets and other financing sources, which could materially increase our borrowing costs.

In addition to credit terms from vendors, our liquidity needs are funded by our operating cash flows and, to the extent necessary, borrowings under our credit agreements and access to capital markets. The availability of financing depends on numerous factors, including economic and market conditions, our operating performance, our credit ratings, and lenders’ assessments of our prospects and the prospects of the retail industry in general. Changes in these factors may affect our cost of financing, liquidity and our ability to access financing sources. Rating agencies revise their ratings for the companies that they follow from time to time and our ratings may be revised or withdrawn in their entirety at any time.

While the Amended Credit Facility currently provides for up to $300.0 million of lender commitments, availability under the Amended Credit Facility is determined pursuant to a borrowing base formula based on eligible assets consisting of inventory and credit card receivables and may be reduced by reserves, as estimated by the Company, which may be applied by the lenders at their discretion pursuant to the Amended Credit Facility agreement. If the value of eligible assets, net of any applicable reserves, are not sufficient to support borrowings of up to the full amount of the commitments under the facility, the Company will not have full access to the facility, but rather could have access to a lesser amount as determined by the borrowing base and reserve estimates. Availability under the Amended Credit Facility was $120.1 million as at January 30, 2016.

The lenders under our Amended Credit Facility may not be able to meet their commitments if they experience shortages of capital and liquidity and there can be no assurance that our ability to otherwise access the credit markets will not be adversely affected by changes in the financial markets and the global economy.

The Company faces risks associated with impairment of intangible and other long-lived assets.

The Company’s intangible assets and long-lived assets, primarily consisting of stores, are subject to periodic testing for impairment. A significant amount of judgment is involved in the periodic testing. Failure to achieve sufficient levels of cash flow within each of the Company’s cash generating units or specific operating units could result in impairment charges for intangible assets or long-lived assets, which could have a material adverse effect on the Company’s reported results of operations.

Risks Relating to the Company’s Relationship with Holdings

The Company may lose rights to some intellectual property if Holdings’ equity ownership in the Company falls below specified thresholds or in other circumstances involving financial distress.

The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name, which the Company considers a significant and valuable aspect of its business. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would no longer be permitted to use the “Sears” name and certain other brand names. In addition, the Company’s license to use the “Sears” name and certain other brand names (subject to an extension of up to four years at a royalty rate to be agreed equal to the lesser of a fair market rate based on the value of such mark or the lowest rate which will provide a reasonable incentive to induce Sears Canada to phase out the use of such mark during such extended period, if the Company reasonably determines that a longer transition is necessary) may also terminate upon the occurrence of certain bankruptcy events involving the Company. In addition, in the event of a bankruptcy proceeding involving Holdings, there is a risk of the license agreement being terminated under the governing insolvency legislation. Losing the right to use these intellectual properties could significantly diminish the Company’s competitiveness in the marketplace and could materially harm the business. If either the license agreement or the technology agreement is terminated, the Company may attempt to renegotiate such agreement although the terms of any renegotiated agreement will be less favorable to the Company.

Some of the Company’s directors and executive officers may have conflicts of interest because of their ownership of Holdings common stock.

Some of the Company’s directors and executive officers may own Holdings common stock. Ownership of Holdings common stock by our directors and/or officers could create, or appear to create, conflicts of interest with respect to matters involving both the Company and Holdings.

Risks Relating to Our Common Shares

As long as ESL exerts significant voting influence over the Company, a shareholder’s ability to influence matters requiring shareholder approval will be limited.

ESL is the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Holdings. Prior to October 16, 2014, Holdings was the controlling shareholder of the Company.

As at March 17, 2016, ESL was the beneficial holder of approximately 45.3% of the common shares of the Company and Holdings was the beneficial holder of approximately 11.7%, of the common shares of the Company.

So long as ESL directly or indirectly controls the Company’s outstanding Common Shares, they will have the ability to control the election of the Board of Directors and the outcome of certain shareholder votes. Accordingly, ESL will have the ability to exercise control over certain actions to be taken or approved by the Company’s directors and shareholders, including with respect to certain mergers or business combinations or dispositions of all or substantially all of our assets.

ESL’s voting control may discourage transactions involving a change of control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over the then-current market price. Subject to certain limits, ESL is also not prohibited from selling a controlling interest in the Company to a third party and may do so without shareholder approval and, subject to applicable laws, without providing for a purchase of shareholders’ common shares. Accordingly, shareholders’ common shares may be worth less than they would be if ESL did not maintain voting control over the Company.

ESL’s interests may be different than other shareholders’ interests and Holdings and ESL may have investments in other companies that may compete with the Company and may have interests from time to time that diverge from the interests of the Company’s other shareholders, particularly with regard to new investment opportunities.

In addition, conflicts of interest may arise between Holdings and/or ESL and the Company, including corporate opportunities, potential acquisitions or transactions as well as other matters. The Company may be adversely affected by any conflicts of interest between Holdings and/or ESL and the Company. Furthermore, neither Holdings nor ESL owes the Company or the Company’s shareholders any fiduciary duties under Canadian law.

In the event that Holdings experiences financial difficulty, it is not possible to predict with certainty the jurisdiction or jurisdictions in which insolvency or similar proceedings would be commenced or the outcome of such proceedings. If a bankruptcy, insolvency or similar event occurs, there could be proceedings involving Holdings in the United States or elsewhere and it is possible that the Company could be made a part of these proceedings. This risk decreases as the percentage of common shares held by Holdings decreases.

The price of the Company’s common shares may decline if ESL or Holdings alter their strategy with respect to their ownership of the Company’s shares.

ESL and Holdings have advised the Company that they have not reached any decision regarding whether or for how long they will retain their share ownership in the Company and what form, if any, the disposition or distribution of their common shares will take. ESL and Holdings will, in their respective sole discretions, determine the timing and terms of any transactions with respect to their common shares, taking into account business and market conditions and other factors that they deem relevant. Neither ESL or Holdings are subject to any contractual obligation to maintain their ownership position in the Company, nor is ESL subject to any contractual obligation to the Company to maintain its ownership in Holdings. Consequently, we cannot be assured that either ESL or Holdings will maintain its current direct or indirect ownership of the Company’s common shares. Any announcement by ESL or Holdings that they have reached a determination regarding what to do with their direct or indirect ownership of our common shares, or the perception by the investment community that ESL or Holdings has reached such a determination, could have an adverse impact on the price of the Company’s common shares.

The market price of the Company’s common shares is subject to market value fluctuations.

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Company’s common shares for reasons unrelated to its performance. In addition, the financial markets are generally characterized by extensive interconnections among financial institutions and, accordingly, defaults by other financial institutions in Canada, the United States or other countries could adversely affect the Company and the market price of its common shares. The value of the Company’s common shares is also subject to market value fluctuations based upon factors which influence its operations, such as legislative or regulatory developments, competition, technological change and global capital market activity.